OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

DLYTE, LLC

9301 Wilshire Blvd
Suite 613
Beverly Hills, CA 90210

DLYTED.com

3067 units of Class A Units

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 32,822* Class A Units ($106,999.72)

**Maximum subject to adjustment for bonus units. See 10% Bonus below*

Minimum 3,067 Class A Units ($9,998.42)

Company Name	DLYTE, LLC
Corporate Address	9301Wilshire Bl suite 613 Beverly Hills CA 90210
Description of Business	DLYTE enables the GIVING of large scale donations while making everyday giving effortless
Type of Security Offered	CLASS A Units
Purchase Price of Security Offered	$3.26/Unit
Minimum Investment Amount (per investor)	$198.86

Perks

DLYTE, LLC will donate 3% of Net Proceeds from this offering to Feeding Children (at 10 cents per meal that's a Major Benefit).

**All perks occur after the offering is completed*

<u>The 10% Bonus for StartEngine Shareholders</u>

DLYTE, LLC will offer 10% additional bonus units for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any units you purchase. For example, if you buy 100 Class A Units at $3.26 / unit, you will receive 10 Class A bonus units, meaning you'll own 110 units for $326. Fractional units will not be distributed and unit bonuses will be determined by rounding down to the nearest whole unit.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

DLYTE, LLC was built with the express Goal of facilitating the Giving of One Billion Dollars over the next 5 years and making everyday Giving easy. The first Giving program uses the arbitrage in gift cards from more than 500 well established Brands. The usual path is for a Cause/non profit to enroll with DLYTE and promote the DLYTE site/process to its Supporters. This is done via email and social media. A Supporter sees the promotion, clicks on the Specific Cause Landing Page designed and built by DLYTE and then Registers for FREE. Most often Supporters then browse the DLYTE site, select a Brand or two and purchase with their credit card. The items are sent electronically and usually arrive within 53 seconds. Supporters are notified via email and congratulated for giving $ to the Cause, at no additional cost to the Supporter.

Our gift card program is not limited campaigns for Causes and their supporters. Anyone can register with DLYTE to purchase gift cards using their mobile phone. DLYTE is fully functional on ALL Mobile Devices and with both native APPS: iOS and Android.

The DLYTE Team is continuously building and innovating modalities to fulfill the Mission: Make Everyday Giving Easy.

To that end DLYTE has introduced TWO new processes: 1. Electronic RoundUp via an APP named Changebowl. This enables any credit/debit card transaction to round up to the nearest dollar and then the User can Give that accumulated money to their Cause with the push of a button. This is frictionless, no change of habit, set it/forget it and highly beneficial to all participants. We are completing beta testing in August/September 2017. 2. DLYTED DoubleBack builds an ecosystem of good that involves Local Causes and Local Merchants. Local merchant enrolls in the DDB program by allocating a %; the Local Cause promotes its supporters to frequent these merchants; Users register their Visa/MC on DLYTED and when shopping at the designated Merchants pay as usual. when a purchase occurs, automatically 2% goes back to the User and 2% to the Cause. This is frictionless, no change of habit, set

it/forget it, and beneficial for all participants. DLYTED has partnered with GoWonder Technologies to build this groundbreaking system. Beta program running August/September 2017.

Sales, Supply Chain, & Customer Base

DLYTE launched into public beta in December 2016. Thus far over $300,000 in sales has been processed. More importantly a number of national name brand Causes have enrolled with DLYTE: Pocono Family YMCA, Special Olympics MN, Goodwill Central Florida. Each of these are representative of their national affiliation and are test cases. To date over 5,000 Cause Supporters from various Causes have enrolled to use DLYTE.

Additionally, DLYTE has recently attracted such major Brands as AMC, BestBuy, Disney, Hotels.com, Nordstrom, Southwest Airlines because these Brands recognize the Value of the DLYTE distribution channel as well as the "halo affect" gained by being associated with Causes.

Competition

DLYTE is transforming Giving. DLYTE as a distributor of brand name Electronic gift cards for fundraising is disrupting a $4 billion industry called 'scrip' that is reliant upon distributing physical gift cards via mail primarily to private/parochial schools. DLYTE currently avoids working with these schools and focuses on Causes and Non Profits that face two (2) major problems: need more donors and more money. DLYTE does this using the ubiquitous smartphone and immediate delivery of electronic gift cards with a % going to the Cause at No Cost to the User/Supporter. Thus far there are no discernible competitors in this space.

Liabilities and Litigation

DLYTE has no known liabilities outside of normal balance sheet or litigation.

The team

Officers and directors

Barry Shore	Founder / CEO / Manager

Barry Shore
Successful serial entrepreneur with exits, sales over $100 million, recovering from quadriplegia, dedicated to enabling the Giving of One Billion Dollars, Making Everyday Giving Effortless and transforming the Giving Space. Founder of the KEEP SMILING Movement and the site www.thedailysmile.com which has helped in the Distribution for over 1 Million Keep Smiling Cards. He founded this in 2001. The Keep Smiling Movement is headquartered at 10558 Eastbourne Avenue, suite 5, LA CA 90024 Mr. Shore is also a non economic Partner in Changebowl.com , a CA LLC headquartered in Venice, CA. Mr. Shore has been involved since the beginning of 2017 and helped to develop and promote the APP which Enables Electronic RoundUp and

helps to transform Philanthropy. Mr. Shore has been Founder, CEO, and Managing Member of Dlyte LLC, since inception in 2011.

Number of Employees: 6

Related party transactions

Loans from members of $265,219 at December 21, 2015 were all to managing member Barry Shore. Loans from members of $405,657 at December 31, 2016 consisted of $403,157 owed to Barry Shore and $2,500 owed to another member. These payables are on demand - do not have specified due date - and do not have specified interest rate. A summary of 2016 related party transactions to members is as follows: Loan payable member: $57,500 Accrued debenture interest: $2321,654 Convertible debentures $522,334 Loans from members: $405,657 Interest Expense: $405,657

RISK FACTORS

These are the principal risks that related to the company and its business:

- **The development of our business will be limited unless we obtain substantial additional working capital.** We require substantial additional working capital to fund the growth of our existing mobile gift card sales business and to fund the launch and execution of our new programs, electronic roundup (Changebowl™) and Dlyted DoubleBack™. The proceeds of this Offering will not be sufficient to meet these capital needs. We view this Offering as a bridge to a subsequent and expectedly larger round of equity financing that we hope to successfully complete within the next nine months at a higher price than the price per Unit for this Offering. We can provide no assurance that we will be able to raise the necessary additional funds. If we are unable to do so and if alternative sources of financing are insufficient or unavailable, we will be required to modify our growth and operating plans in accordance with the extent of available financing, and we will have to implement our business plan on a smaller scale and at a slower rate of growth. If we are unable to obtain and maintain sufficient levels of financing, investors could lose all or part of their investment.
- **We need to establish more relationships with non-profit organizations to be successful.** The use of the Dlyted platform by non-profit organizations is a material component to Dlyted's success under our current business plan. Dlyted hopes to work with non-profit organizations with large contributor bases to introduce our concept of "charitable giving as part of every-day living" to people who are already motivated to give charity. We believe that large groups of people who feel passionate about their charitable causes will be motivated to add to their charitable giving by using the Dlyted platform because they can increase their charitable giving with no cost to them. Our expectation is that Dlyted will benefit by the increase in volume usage; volume usage is critical to our success. If we are unable to establish relationships with non-profit organizations, our ability to achieve profitability could be adversely impacted.
- **We have not yet achieved profitability and there is no assurance that we will do**

so. Dlyted has been building in a beta mode since December of 2014. Prior to that, in 2011, we operated as YouNeverLose.com (YNL) and were testing our business model. The question that we were looking to answer was whether people will pay full face value for brand name gift cards if they also receive reward points with which to do some activity. The answer we found was a resounding yes, as YNL launched in late 2012 and subsequently sold over $1 million of brand name gift cards in the following 16 months. We have experimented with a number of strategies, all with the common theme of encouraging and providing for charitable giving. We have gained much experience over that time and continue to learn about the best and most productive ways to refine our mission to encourage charitable giving as part of every-day living. We believe that a diversity of charitable giving choices will substantially increase our chances of sustained success. So in February 2017 we entered into an agreement with Changebowl to work together to offer "Electronic RoundUp" (Changebowl APP for both iOS and Android). Dlyted automates a decades old process that has been done face to face by offering the Changebowl Mobile App to ensure the rounding up of all of user credit/debit and check purchases for donation to the user's preferred causes, minus a modest fee to Dlyted and Changebowl. To further the process of effortless and frictionless giving, we also joined forces with GoWonder Technologies to offer Dlyted DoubleBack, which enables users to both get cash back and give to their favorite charitable cause, just by swiping their credit card. Both of these programs could be what push Dlyted into profitability, but they are both in their beta phase and will require substantial resources for full implementation. We can provide no assurance that these programs will be successful nor do we guarantee that Dlyted will achieve profitability.

- **We need additional personnel to achieve our business objectives** Our ability to execute our business plan and be successful depends on our ability to attract, retain and motivate highly skilled employees. We currently operate with a small cadre of individuals who provide us services either at no cost, because they believe in our vision or as independent contractors. To be successful we must add "soldiers" to our cause. We currently have identified three senior positions that, with funds raised from this offering, we will attempt to fill on a full time basis. These positions are Vice President-Business Development, Vice President-IT, and Vice President-Social Media. These positions are not easy to fill given the demand in economy for people with these skills. If we do not succeed in attracting new personnel or retaining and motivating our current personnel, our business will be adversely affected.
- **The business of selling prepaid cards is very competitive. There is no assurance that we will be able to successfully compete in the on-line marketplace.** The on-line e-commerce market is rapidly evolving and intensely competitive. We expect competition to intensify in the future because barriers to entry are minimal, and current and new competitors with substantially greater resources than Dlyted can launch new websites and mobile APPS. We also must compete with more traditional providers of prepaid cards, including prepaid card issuers, distributors and conventional "brick and mortar" retailers. Many of these

potential competitors are likely to enjoy substantial competitive advantages compared to us, including: (i) the ability to offer a wider array of on-line products and services; (ii) larger production and technical staffs; (iii) greater name recognition and larger marketing budgets and resources; (iv) larger customer and user bases; and (v) substantially greater financial, technical and other resources. Although we believe we can establish a niche as an on-line provider of prepaid cards with a specific base of people interested in giving to charitable causes, we will still be competing for funding and will face intense competition from many other entities with greater experience and financial resources than we have. As a result, there can be no assurance that we will be able to compete successfully to the extent necessary to significantly expand our business and achieve profitability.

- **Our operations may be adversely affected by general economic conditions, over which we have no control.** Dlyted's business operations may be adversely affected by the economic and business factors to which businesses generally are subject, many of which are beyond our control. In addition, our performance is subject to changes in general economic conditions. Since purchases of prepaid cards are dependent upon discretionary consumer spending, our financial performance is sensitive to changes in overall economic conditions that affect consumer spending. Consumer spending habits are affected by, among other things, prevailing economic conditions, levels of employment, salaries and wage rates, consumer confidence and consumer perception of economic conditions. A general or perceived slowdown in the United States economy or uncertainty to the economic outlook could reduce discretionary spending or cause a shift in consumer discretionary spending to other products or services. Any of these factors would likely cause Dlyted to delay or slow expansion plans, result in lower transaction volumes and revenues, and adversely affect our liquidity and profitability.
- **We must establish, maintain and strengthen our brand to attract users and generate e-commerce revenue.** We must establish, maintain and strengthen our brand if we are to be successful in creating and expanding audience of users and generating on-line traffic. We believe that the importance of brand recognition will increase due to the relatively low barriers to entry in the Internet market. For us to be successful in establishing our brand, consumers must perceive the Dlyted brand as an effective and reliable channel for purchasing prepaid cards at a discount. We presently have only limited personnel that we intend to utilize to implement our business objectives. Our near term plans are to market the Dlyted brand using our own personnel. We will need to increase substantially our marketing budget to establish brand recognition and brand loyalty. Our business could be materially adversely affected if our marketing efforts are not productive or if we cannot strengthen our brand.
- **Our intellectual property rights are valuable, and any inability to protect them could reduce the value of our service and brand.** Our trademarks, trade secrets, copyrights and other intellectual property rights are important assets for us. Various events outside of our control pose a threat to our intellectual property rights as well as to our products and services. Also, the efforts we have taken and

plan to take to protect our proprietary rights may not be sufficient or effective. Any significant impairment of our intellectual property rights could harm our business or our ability to compete. Also, protecting our intellectual property rights is costly and time consuming. Any increase in the unauthorized use of our intellectual property could make it more expensive to do business and harm our operating results.

- **We may be subject to claims of intellectual property infringement or invalidity and adverse outcomes of litigation could unfavorably affect our ability to grow our business.** Competitors and others may infringe on our intellectual property rights, or may allege that we have infringed on theirs. Monitoring infringement and misappropriation of intellectual property can be difficult and expensive, and we may not be able to detect infringement or misappropriation of our proprietary rights. We may also incur significant litigation and other expenses protecting our intellectual property or defending our use of intellectual property, reducing our ability to grow our business. These expenses could have an adverse effect on our future cash flows and results of operations. Our assessment of current intellectual property litigation could change in light of the discovery of facts not presently known to us or determinations by judges, juries or others that do not agree with our evaluation of the possible liability or outcome of such litigation. If we are found to infringe on the rights of others, we could be required to discontinue offering certain products, to pay damages, or purchase a license to use the intellectual property in question from its owner. Litigation can also distract management from the day-to-day operations of the business. There can be no assurances that certain of our products will not be determined to have infringed upon an existing third party patent or other intellectual property rights.
- **We rely on bandwidth providers, data centers and others in providing our service to our users, and any failure or interruption in the services provided by these third parties could damage our reputation and harm our ability to operate our business.** We rely on vendors, including data center and bandwidth providers, in providing services to our users. Any disruption in the network access or collocation services provided by these providers or any failure of these providers to handle current or higher volumes of use could significantly harm our business. Any financial or other difficulties our providers face may have negative effects on our business. We exercise little control over these vendors, which increases our vulnerability to problems with the services they provide. We license technology and related databases to facilitate aspects of our business, including internet traffic management services. We may experience interruptions and delays in service and availability for such elements. Any errors, failures, interruptions or delays in connection with these technologies could harm our relationship with users, adversely affect our brand and expose us to liabilities.
- **Our business is subject to on-line security risks, including security breaches and identity theft.** To succeed, on-line commerce and communications must provide a secure transmission of confidential information over public networks. Our security measures may not detect or prevent security breaches that could harm

our business. We will rely on encryption and authentication technology licensed from third parties to provide the security and authentication to effectively secure transmission of confidential information, including customer credit card numbers. Advances in computer capabilities, new discoveries in the field of cryptography or other developments may result in a compromise or breach of the technology used by us to protect transaction data. In addition, any party who is able to illicitly obtain a user's password could access the user's transaction data. An increasing number of websites have reported breaches of their security. Any compromise of our security could harm our reputation and, therefore, our business, and could result in a violation of applicable privacy and other laws. In addition, a party that is able to circumvent our security measures could misappropriate proprietary information, cause interruption in our operations, damage our computers or those of our users, or otherwise damage our reputation and business.

- **Changes in regulations or consumer concerns regarding privacy and protection of consumer data could adversely affect our business.** Our business is subject to laws relating to the collection, use, retention, security and transfer of personally identifiable information about our customers, especially for financial information and for customers located outside of the United States. New laws in this area have been passed by several jurisdictions, and other jurisdictions are considering imposing additional restrictions. The interpretation and application of consumer data protection laws are in a state of flux. These laws may be interpreted and applied inconsistently from country to country and our current data protection policies and practices may not be consistent with those interpretations and applications. Complying with these varying international requirements could cause us to incur substantial costs or require us to change our business practices in a manner adverse to our business. In addition, we have and post on our website our own privacy policy and practices concerning the collection, use and disclosure of user data. Any failure, or perceived failure, by us to comply with our posted privacy policy or with any regulatory requirements or orders or other federal, state or international privacy or consumer protection-related laws and regulations could result in proceedings or actions against us by governmental entities or others, subject us to significant penalties and negative publicity and adversely affect us. In addition, as noted above, we are subject to the possibility of security breaches, which themselves may result in a violation of these laws.
- **Our business may be subject to sales taxes and other taxes.** Dlyted may face substantial competition from businesses with greater financial resources than Dlyted. These businesses may be able to broaden their product lines, make greater investments in development, undertake more extensive marketing campaigns, offer monetary incentives, and adopt more aggressive pricing policies than Dlyted. These businesses may also have greater name recognition and better access to talented people who might otherwise be willing to work for Dlyted. In addition, increasing competition may cause prices and revenue to fall and cause our profitability to decrease.
- **We may experience competition from financially stronger businesses.** Dlyted

may face substantial competition from businesses with greater financial resources than Dlyted. These businesses may be able to broaden their product lines, make greater investments in development, undertake more extensive marketing campaigns, offer monetary incentives, and adopt more aggressive pricing policies than Dlyted. These businesses may also have greater name recognition and better access to talented people who might otherwise be willing to work for Dlyted. In addition, increasing competition may cause prices and revenue to fall and cause our profitability to decrease.

- **We have elected partnership accounting and taxation.** We have elected partnership accounting for the purpose of income taxation. As a result, Dlyted is a pass-through entity for the purpose of income taxation. As a pass-through entity, Dlyted's profits, losses and all items thereof generally will be allocated to its members based upon their respective Economic Interests in Dlyted. Dlyted will not pay the income taxes arising from income or gains on its operations. Instead, the members will be individually and personally liable to pay income taxes resulting from the allocation of Dlyted's income and gain to the members. Therefore, each member will be subject to the risks generally associated with the ownership of an equity interest in a pass-through entity, including the risk that a member will be allocated income and gains by Dlyted that will not be accompanied by cash distributions to pay for the resultant income taxes. Each investor who becomes an owner of a Class A Unit should be prepared to make estimated tax payments and actual tax payments with respect to the income and gain allocated by Dlyted to that investor without receiving cash from Dlyted Company to cover the payments.
- **Our tax allocations may not be respected by the IRS.** The applicable federal income tax laws generally allow a limited liability company to allocate its income, gain, loss, and deductions among its Members in any manner, provided that the allocation has substantial economic effect. As a safe harbor, the allocations will have substantial economic effect if a limited liability company distributes its assets among its members upon liquidation in accordance with the members' positive capital account balances. In the absence of this safe harbor, the Internal Revenue Service may reallocate a limited liability company's income, gain, loss, and deductions for federal income tax purposes in accordance with the members' interests in the limited liability company. Dlyted's Operating Agreement generally provides for the allocation of Dlyted income, gain, loss, and deductions in a manner designed to match distributions or expected distributions of cash by Dlyted. Credits and deductions attributable to nonrecourse liabilities (i.e., obligations which no member has any personal obligation to repay other than with respect to specified "nonrecourse carveouts" required by a lender) are allocated among the members in accordance with their respective Economic Interests. We believe that these allocations have substantial economic effect and satisfy the provisions of applicable Internal Revenue Service treasury regulations. However, it is possible that the Internal Revenue Service may seek to challenge or realign these allocations. Each member will be taxed on its share of any Dlyted generated income regardless of whether Dlyted makes any cash distributions to such member. Each member

may also be required to file income tax returns with and pay income taxes to all of the states where Dlyted owns property or is conducting a business. Each member should consult with his or her own tax advisors for a more detailed discussion of tax matters. Dlyted has not given and shall not give any tax advice to any investor with respect to an investment in Dlyted.

- **We do not anticipate paying distributions in the foreseeable future beyond required tax distributions.** We do not anticipate paying any cash distributions in the foreseeable future in excess of tax distributions as required by the Dlyted operating agreement. Our operating agreement currently requires Dlyted to maintain a tax reserve in an amount between thirty-five percent (35%) and forty-five percent (45%) of the estimated taxable income and gain (excluding any guaranteed payments to "Members" or "Economic Interest Owners" for distribution in a timely manner to allow the tax (including estimated tax payments) attributable to the income passed through Dlyted to the Members and Economic Interest Owners to be paid when due. We intend to retain funds in excess of tax distributions to finance our growth. The payment of any future dividends, of which there can be no assurance, is in the discretion of our management and will be directly dependent upon our earnings, our financial requirements and other factors.
- **Our members have made substantial member loans to Dlyted, which take priority over member equity in liquidation.** Certain of our members, including our founder Barry Shore, have made interest bearing loans and commitments to make interest bearing loans to Dlyted in the aggregate principal amount of approximately $626,000. These loans had all become due but because of our relationship with these members, we were able to successfully renegotiate the terms of these loans so that interest and principal are not due and payable until January 31, 2020. While we believe that we continue to have excellent relationships with these members, that is no guaranty that they or any of them would not take action detrimental to Dlyted and its equity holders if we are unable to repay these loans by their new due date. In addition, investors should understand that if Dlyted were forced to liquidate, debt holders generally have priority over equity holders regarding any assets remaining in a company going through liquidation.
- **We have arbitrarily determined the offering price of the Class A Units.** The offering price of the Class A Units has been arbitrarily determined by Dlyted management and bears no relationship to any recognized criterion of value or any conventional accounting method, nor is such price based on any independent appraisal or assessment of the value of Dlyted or the Class A Units.
- **We may engage in other sales of securities; Dilution.** If management determines that it is necessary to secure additional working capital for the operation of Dlyted, we may make a limited number of offers and sales of equity or debt securities to qualified investors in transactions that are exempt from registration under applicable securities laws. Other offers and sales of equity or debt securities may be at prices per Unit that are higher or lower than the offering price for this offering. We reserve the right to set prices at our discretion that need not relate to any ascertainable criterion of value. There can be no

assurance that Dlyted will not make other offers at a lower price per Unit, when, at our discretion, such price is deemed by management to be reasonable under the circumstances and existing investors may incur ownership and economic dilution as a result.

- **The Class A Units being offered have not been registered.** The Class A Units being offered have not been registered under Federal or State securities laws. The Class A Units subject to this offering are being offered and sold pursuant to exemption from the registration requirements of such laws. Therefore, no regulatory authority has reviewed the terms of this offering. Further, you do not necessarily have any of the protections afforded by applicable Federal and State securities laws that may be afforded in a registered offering.
- **An investment in Dlyted is not liquid.** There is no market for the Class A Units being offered. The Class A Units are subject to transfer restrictions in Dlyted's Operating Agreement, to which any investor must become a member as a condition to receiving Class A Units. In addition, Federal and State securities laws restrict the transfer of the Class A Units. An investor in Dlyted Note should be prepared to hold the Class A Units indefinitely unless Dlyted is sold or other change in control event occurs. An investor must have no need for liquidity in this investment.
- **Forward-Looking Statements.** Certain statements included in our disclosures and offering materials pursuant to this offering constitute forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by such forward-looking statements. Such factors include, among other things, the risks described above. In some cases, a prospective investor can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," or "continue" or the negative of such terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Moreover, neither Dlyted nor any other person assumes responsibility for the accuracy and completeness of such statements. We are under no duty to update any of the forward-looking statements after the date of Disclosure Document.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- The Shore Family Trust, 35.76% ownership, Class A Units
- The Kest Family Trust, 24.0% ownership, Class A and Class C Units

Classes of securities

- Class A Units: 2,054,525

<u>Voting Rights</u>:

The Class A Units are voting units. The holders the Company's Class A Units are entitled in such capacity to one vote for each Class A Unit held of record on all matters submitted to a vote of the Company's voting members except for matters reserved to the holders of a particular class of Units other than the Class A Units and except as may otherwise be required under applicable law.

<u>Special Voting Rights</u>:

The Company's Operating Agreement provides protective voting rights to holders of certain classes of Units. Pursuant to Section 14.4(c) of the Company's Operating Agreement, the affirmative vote of a majority in interest of each class of Units is required to be able to amend the section of the Operating Agreement that defines the rights, privileges and preferences of that class of Unit. These protective provisions may also not be amended without approval by majority in interest of each class of Units.

<u>Economic Interest</u>:

The economic interest represented by the Class A Units of a particular holder of Class A Units is determined by dividing the number of Class A Units held by the particular holder by the total number of issued and outstanding Units of all classes except the Class B Unit and then multiplying that fraction by 95.5% of the value of the Company at the time this determination is made. The other 0.5% is reserved to the holder of the Class B Unit as further described in the discussion regarding the rights and preferences of the Class B Unit. The liquidation preference of the Class C Units would also be relevant if the context for determining what a member would receive for his or her investment in the Company was the liquidation of the Company.

<u>Conversion Rights</u>:

The Company's Operating Agreement provides substantial restrictions on the convertibility of one class of Unit into another class of Unit except as follows:

(1) Class A Units (which are voting Units) automatically convert to Class D Units (which are non-voting Units) on a one for one basis if (A) the owner of the Class A Unit owns twenty percent (20%) or more of the Company's outstanding voting equity securities, and (B) any of the disqualifying events set forth in 17 CFR §230.506(d)(1), commonly known as the bad actor disqualifications), applies to the Class A Unit owner, and (C) the exemption from the registration requirements of Section 5 of the Securities Act of 1933 under 17 CFR §230.506, commonly known as Rule 506, is rendered unavailable because of the applicability of one or more of the bad actor disqualifications.

(2) Class D Units that became Class D Units because of the automatic conversion

provision described above convert back to Class A Units when the bad actor disqualification no longer applies.

Distribution Rights:

Distributions (which would be called dividends if the Company were a corporation instead of a limited liability company) are addressed in Article 8 of the Company's Operating Agreement.

Tax Distributions: The Company is required to maintain a Tax Reserve ranging from 35% to 45% of estimated taxable income. All members (owners) of the Company are entitled to a tax distribution from the Tax Reserve without preference among them if the Company generates net income in a given fiscal year. The Tax Distribution is designed to cover the Federal and State income tax liability that is imputed to a member generally (based on the member's economic interest in the Company) if the Company generates net income. When a Tax Distribution is required to be made, it is required to be in an amount equal to a percentage of the Company's net income for the fiscal year in question. The Company is then required to distribute that amount pro rata to all of the members in proportion to their respective economic interests in the Company. There is a risk that a particular Tax Distribution may not cover the entire amount of a member's Federal and State imputed tax liability. That would be the case if the Tax Distribution equaled 35% of the Company's net income and the member's combined tax bracket was higher than 35%.

Non-Tax Distributions: Non-Tax Distributions are only available from "Distributable Cash" and are not required to be declared or paid. Distributable Cash means the cash or cash equivalents held by the Company on the particular date, with the exception of (a) any cash held in the Company Operating Reserve, which amount is determined by the Company's Manager, (b) the cash held in the Tax Reserve, and (c) other cash reserves, if any, that are mandated by the Company's Manager, The holders of the Class A Units have the same rights as all of the other members of the Company to receive any Non-Tax Distributions, except that the holders of the Class C Units have a preference over all other members of the Company to receive Non-Tax Distributions as described below in the discussion regarding the rights and preferences of the Class C Units.

Liquidation Distributions: The holders of the Class A Units have the same rights as all of the other members of the Company to any liquidation distributions except that, pursuant to Section 12.3 of the Company's Operating Agreement, the holders of the Class C Units have a preference over all of the other members of the Company to receive any liquidation distributions until they receive as liquidation distributions an amount equal to the amount that is in excess of $1.00 per Class C Unit that they paid to the Company for their Class C Units. After that, any liquidation distributions are required to be distributed pro-rata to all of the Company's owners in proportion to the amounts of their respective positive Capital Account balances.

Other Rights and Preferences:

Except (i) as referenced above regarding the Class C Units, and (ii) for the special anti-dilution protection afforded the holder of the Class B Unit, which is described below in the discussion regarding the rights and preferences of the Class B Unit, and (iii) for the Class B Unit and the Class D Units being non-voting Units, the holders of each class of Units in the Company have in that capacity the same rights, preferences and obligations in all material respects.

- Class B Unit: 1

Voting Rights:

The Class B Unit is a non-voting Unit. The holder of the Class B Unit is not entitled in such capacity to vote on any matter except for certain amendments to the Company's Operating Agreement that would affect the rights of the holder of the Class B Unit and except as may otherwise be required by applicable law.

Special Voting Rights:

The Company's Operating Agreement provides protective voting rights to holders of certain classes of Units. Pursuant to Section 14.4(c) of the Company's Operating Agreement, the affirmative vote of a majority in interest of each class of Units is required to be able to amend the section of the Operating Agreement that defines the rights, privileges and preferences of that class of Unit. In addition, the holder of the Class B non-voting unit must approve the authorization of additional Class B Units for the authorization of Class B Units to be valid. These protective provisions may also not be amended without the approval by majority in interest of each class of Units.

Conversion Rights:

The holder of the Class B Unit has no conversion rights.

Distribution Rights:

The holder of the Class B Unit has the same rights to any Tax Distributions, Non-Tax Distributions and liquidation distributions as do the holders of the Class A Units, except as described below under the heading "Other Rights and Preferences; Anti-Dilution Protection".

Other Rights and Preferences; Anti-Dilution Protection:

The economic interest represented by the Class B Unit cannot be diluted below 0.5%, which is its current economic interest. The Company has an option to purchase the Class B Unit for $180,000. This option may be exercised at any time by the close of business on December 31, 2023. Except as described above, the holder of the class B Unit has in that capacity the same rights, preferences and obligations as the other holders of Units in the Company in all material

respects.

- Class C Unit: 104,384

<u>Voting Rights</u>:

The Class C Units are voting units. The holders the Company's Class C Units are entitled in such capacity to one vote for each Class C Unit held of record on all matters submitted to a vote of the Company's voting members except for matters reserved to the holders of a particular class of Units other than the Class C Units and except as may otherwise be required by applicable law.

<u>Special Voting Rights</u>:

The Company's Operating Agreement provides protective voting rights to holders of certain classes of Units. Pursuant to Section 14.4(c) of the Company's Operating Agreement, The affirmative vote of a majority in interest of each class of Units is required to be able to amend the section of the Operating Agreement that defines the rights, privileges and preferences of that class of Unit. These protective provisions may also not be amended without the approval by majority in interest of each class of Units.

<u>Economic Interest</u>:

The economic interest represented by the Class C Units of a particular holder of Class C Units is determined by dividing the number of Class C Units held by the particular holder by the total number of issued and outstanding Units of all classes except the Class B Unit and then multiplying that fraction by 95.5% of the value of the Company at the time this determination is made. The other 0.5% is reserved to the holder of the Class B Unit as further described in the discussion regarding the rights and preferences of the Class B Unit. The liquidation preference of the Class C Units would also be relevant if the context for determining what a member would receive for his or her investment in the Company was the liquidation of the Company.

<u>Conversion Rights</u>:

The holders of the Class C Units have no conversion rights but may be converted to a different class of Units with the approval of members holding and having the right to vote more than 50% of the issued outstanding Units of that class.

<u>Distribution Rights</u>:

Except for the preferential right to Non-Tax Distributions and liquidation distributions discussed above, the holders of the Class C Units have the same rights to any Tax Distributions, Non-Tax Distributions and liquidation

distributions as do the holders of any of the other Units of the Company.

Other Rights and Preferences:

Except as described in this discussion about the Company's outstanding securities, the holders of the Class C Units have in such capacity the same rights, preferences and restrictions as the other holders of Units in the Company in all material respects.

- Class D Units: 513,063

Voting Rights:

The Class D Units are non-voting Units. The holders of the Class D Units are not entitled in such capacity to vote on any matter except for certain amendments to the Company's Operating Agreement that would affect the rights of the holders of the Class D Unit and except as may otherwise be required by applicable law.

Special Voting Rights:

The Company's Operating Agreement provides protective voting rights to holders of certain classes of Units. Pursuant to Section 14.4(c) of the Company's Operating Agreement, the affirmative vote of a majority in interest of each class of Units is required to be able to amend the section of the Operating Agreement that defines the rights, privileges and preferences of that class of Unit. These protective provisions may also not be amended without the approval by majority in interest of each class of Units.

Economic Interest:

The economic interest represented by the Class D Units of a particular holder of Class D Units is determined by dividing the number of Class A Units held by the particular holder by the total number of issued and outstanding Units of all classes except the Class B Unit and then multiplying that fraction by 95.5% of the value of the Company at the time this determination is made. The other 0.5% is reserved to the holder of the Class B Unit as further described in the discussion regarding the rights and preferences of the Class B Unit. The liquidation preference of the Class C Units would also be relevant if the context for determining what a member would receive for his or her investment in the Company was the liquidation of the Company.

Conversion Rights:

The Company's Operating Agreement provides substantial restrictions on the convertibility of one class of Unit into another class of Unit. Class D Units that became Class D Units because of the automatic conversion provision described above in the discussion of the convertibility of Class A Units above automatically convert back to Class A Units when the bad actor disqualification no longer

applies. The effect is that non-voting Units convert back to voting Units.

<u>Distribution Rights</u>:

Except for the Class C Units preferential right to Non-Tax Distributions and liquidation distributions discussed above, the holders of the Class D Units have the same rights to any Tax Distributions, Non-Tax Distributions and liquidation distributions as do the holders of any of the other Units of the Company.

<u>Other Rights and Preferences</u>:

Except as described in this discussion about the Company's outstanding securities, the holders of the Class D Units have in such capacity the same rights, preferences and restrictions as the other holders of Units in the Company in all material respects.

- Unsecured Convertible Debentures: 380,533

The Company issued Unsecured Convertible Debentures in 2012 and 2013 in the aggregate original principal amount of $475,667. On a converted basis (excluding conversion of debenture related unpaid accrued interest) these debentures would convert into 380,533.33 units. These Debentures (promissory notes) bear interest at 10% per annum and interest is only payable on the maturity date. The maturity dates of these Debentures have been extended to January 31, 2020. No payments have yet been made on any of these Debentures.

The outstanding unpaid principal and interest balances of these Debentures are convertible at the option of the holder at a price equal to $1.25 per Unit. Conversion of these debentures will result in result in substantial dilution to investors. (See Dilution Discussion Below.)

- Unsecured Promissory Notes: 0

The Company issued two promissory notes in August of 2017, each in the maximum principal amount of $75,000, and each bearing interest at 5.25% per annum. The Company has been advanced $97,000 in the aggregate under these promissory notes. The Company has the capacity to receive an additional $53,000 in the aggregate under these promissory notes.

Each of these promissory notes states that the lender has the right following the occurrence of an Event of Default to convert all or any portion of the unpaid balance of the promissory note to Company Units at a price per Unit equal to Ten Cents ($0.10), subject to appropriate adjustment to eliminate the impact of any Unit split, reclassification, recapitalization, reverse split or similar event occurring with respect to the Company's Units.

Investors would experience substantial dilution if an Event of Default were to occur under either of these promissory notes and the lender elected to convert the unpaid balance (which includes both unpaid principal and unpaid interest) of

these promissory notes. See Dilution Discussion Below.

What it means to be a Minority Holder

If you decide to invest in the Company, you will be issued Class A Units, which are voting Units.

Despite Class A Units being voting Units, as a minority holder of Class A Units you will have limited ability, if all, to influence our policies or any other company matter, including the election of the manager, changes to the Company's governance documents, additional issuances of securities, Company repurchases of securities, a sale of the Company or of its assets, or transactions with related parties.

The Company's ownership structure currently has the effect of concentrating voting control with a few people, specifically the founder along with a small number of people. As a result, these few people collectively have the ability to make all major decisions regarding the Company.

Dilution

Investors should understand the concept of and the potential for dilution.

Each Investor's stake in the Company will be diluted if some or all of the Company's outstanding Unsecured Convertible Debentures are converted to Units. As described above in the discussion of the Company's Unsecured Convertible Debentures, the Company issued in 2012 and 2013 Unsecured Convertible Debentures in an aggregate principal amount of $475,667, all of which bear interest from date of issuance at 10% per annum. No payments of principal or interest have been made on these Debentures and none is due until January 31, 2020. Unpaid principal and unpaid accrued interest is convertible at the option of the holder into Company Units at a price per Unit equal to $1.25. As of 12/31/16, the aggregate unpaid interest under these Debentures was $206,040. If the entire amount of the outstanding unpaid principal and interest of these Debentures as of 12/31/16 were converted to Company Units, the Company would be issuing 681,707 Units, which represents as of 12/31/16 an increase of approximately of 23% over the number of Units then issued and outstanding, which was 3,010,963 Units. Interest continues to accrue and approximately 22,000 additional Units have been issued by the Company in 2017 so that as of 8/31/2017 the Company has 3,032,770 Units actually issued and outstanding.

Each Investor's stake in the Company will also be diluted if the Company defaults on either of the two $75,000 promissory notes described above. Without counting accrued interest on those two notes, if the full amount of each promissory note is advanced to the Company and after that an Event of default were to occur, the principal balance of

each promissory note would be convertible at the option of the lender/holder into 750,000 Company Units.

Investors could also be diluted if the Company issues additional Units in the future. For example, if the Company were to issue more Units to someone other than you, the percentage of the Company that you own will decrease even though the value of the Company may increase. Basically, you will own a smaller piece of a larger company. This increase in number of Units outstanding could result from a Unit offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising unit options, or by conversion of convertible debentures or the exercise of remedies under defaulted Company issued promissory notes as described above.

If we decide to issue more Units, you could experience value dilution, which would occur when the price of the newly issued Units is less than the price that the you paid resulting in each Units being worth less than before. As discussed above, control dilution occurs when an investor's ownership percentage in the Company is less than before simply because more Units have been issued. There may also be earnings dilution if and after the Company generates net income, with a reduction in the amount earned per Unit.

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each Unit to hold a certain amount of value, it is important to realize how the value of those Units can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each Unit, ownership percentage, voting control, and earnings per Unit.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2016-12-31.

Financial Condition

Results of Operation

We have generated moderate revenues (+$300,000) which prove the viability of the Business Model: people will support their Cause by buying electronic gift cards at full face value and donating the % Reward, thus Giving at No Cost.. We anticipate growing the revenues on a moderate basis due to constraints of Capital. The true result is the attraction and ongoing use of DLYTED by Non Profits and Cause Supporters. Based on our forecast, with the liquidity of the anticipated full raise amount, we can continue to attract and market to Non Profits and their Supporters and operate the Business for an additional 6 Months.

DLYTED has a joint venture relationship with Changebowl.com and Changebowl APP (iOS and Android) that enables users to RoundUp all credit/debit card and check issued purchases to the nearest dollar and those funds then deposited in an account for disbursement by the User. This is a frictionless, easy way to accumulate nickels and diems for donation to a Cause with the push of a button. Changebwol has been in development for over 2 years and was co-foudned by Mr. Paul Marsolan, a founding member of InAuth which was recently acquired by American Express.

DLYTED has a Master Service Agreement with GoWonder Technologies, a leading digital resource for rewards and incentives that primarily works with Enterprise clients such as Irvine Company and Mammoth Mountain Resorts. DLYTED in conjunction with GoWonder has modified its platform to enable Local Merchants to utilize the same processes. The result is DLYTED Double Back which enables a User to register their credit card, designate a Cause, and then patronize a Local Merchant in the DLYTED program. Merely by paying with the registered credit card the User earns 2% cash back AND simultaneously Donates 2% to the designated Cause all at No Cost to the User and no friction or change of habit. DLYTED is currently testing the program in Oak Park MI.

Financial Milestones

The company is investing for continued growth of the brand although generating sizeable net income losses as a result. Management currently forecasts 2018, 2019 and 2020 gross revenue of $12 million, $38 million and $110 million, respectively, and believes the company will generate positive net income beginning in 2020. These numbers reflect DLYTED sales in 2018 based on 3,000 monthly users at average of $200/month and 1,000 monthly DDB users at an average of $400/month. Year 2019 will see an increase in users of approximately 7,000/month at $250/month in DLYTED and 3,000/month at $500/month in DDB and Year 2020 will see DLYTED users increase to 15,000/month at $300/month in DLYTED and 10,000/month at $500/month in DDB.

There are two (2) additional areas that the Company believes will generate increased Brand recognition and User adoption. The first is Electronic RoundUp which enables people to download an APP that rounds up every purchase with a registered credit/debit card to the nearest dollar. At a predetermined amount, say $20, the User decides to Donate 100% of the entire net amount or 50% to a selected Cause and 50% to the Users bank account. This is a major breakthrough that has no friction, set it and forget it, and happens automatically. DLYTED has an exclusive Joint venture with the APP developers, ChangeBowl, to market this to the Non profit Community. DLYTE earns approximately 24c on each $5 RoundUp. We expect to have 50,000 monthly users in 2018, 120,000 in 2019, and 500,000 in 2020.

Secondly, DLYTED has a master service agreement with GoWonder technologies that enables Non profits to promote to their supporters Local Merchants registered with DLYTED in a program that enables a User to register their MC/VISA and shop at a participating merchant and pay normally. The result is 2% cash back to the user AND 2% to the Non Profit which happens automatically via the GoWonder Technology. The Merchant has allocated X% (our target is 14%) to the Program. DLYTED anticipates this will be a widely used program that will build Brand awareness, enable Non profits and help expand Local Merchant business.

Liquidity and Capital Resources

The company is currently generating operating losses and requires the continued infusion of new capital to continue business operations.

If the Minimum is raised this will last the Company approximately 35 days. If the Maximum is raised this will last the Company approximately one year.

If the company is successful in this offering, we will likely seek to continue to raise capital under crowdfunding offerings, equity or debt issuances, or any other method available to the company.

Indebtedness

Loan payable of $62,500 at 12/31/15 and $57,500 at 12/31/16 was a short term loan that was in default at 12/31/16, owed to a member of the Company. This default was cured by agreement and payoff of the remaining liability in 2017.

Recent offerings of securities

None

Valuation

$10,000,000.00

The Company has built all the necessary functions to enable Scale. Investors have put

money in at $10 million. Independent analysis confirms similar style companies in the space have raised money at this level. GYFT: www.gyft.com Early Stage prevail 7.98M post val: 13.63M $100 Million /Acquisition in August 2014 Developer of a digital gift card wallet application. The company offers a platform for managing digital gift cards from mobile phones by allowing its users to upload, buy and redeem gift cards in stores or online. TANGO Card www.tangocard.com Early Stage preval 4.95M postval: 6.06M Developer of a Rewards as a Service platform for customer engagement and employee retention. The company's platform enables users to integrate gift cards and digital goods for companies who intends to send rewards to their customers, partners and employees. BOUXTIE bouxtie.com Early Stage preval 15.00 postal 17.00M Provider of a digital employee recognition and incentive platform as well as a mobile consumer digital gift card application. The company's Flexawards Recognition platform allows companies of all sizes are able to create their own branded digital gift cards, attach company credits towards the purchase of actual digital gift cards, and deliver personalized recognition instantly to employees, customers, and prospects. The company offers digital gift cards for all programs and emphasizes personalization capabilities through video.

USE OF PROCEEDS

	Offering Amount Sold*	**Offering Amount Sold ***
Total Proceeds:	$10,000	$107,000
Less: Offering Expenses		
StartEngine Fees (6% total fee)	$642	$6,420
Professional Fees	$1000	$15,000
Net Proceeds	8,358	85,580
Use of Net Proceeds:	Maintain and Build relations with Non Profits	Maintain/Build Relations with Non Profits and thereby Bring 10,000 New Monthly Users
R& D & Production	0	$10,000
Marketing	$6,058	$45,000
Working Capital	$2,300	$10,580
Dlyted RoundUp		$10,000
Dlyted DoubleBack		$10,000
Total Use of Net Proceeds	$8,358	$85,580

**Total are estimates, actuals may vary for avoidance of factional shares.*

We are seeking to raise a minimum of $10,700 and a maximum of $107,000 via the StartEngine Platform. The Net proceeds of the Raise will be used to continue and enhance our working relationships with various Non profits which will in turn encourage their constituents/supporters to use the DLYTED Platforms to raise money for the Non profit.

- Minimum $10,000 raise: Acquire additional 250 monthly users for Changebowl, Acquire additional 250 Monthly users for DLYTED DoubleBack
- Maximum $107,000 raise: Achieve $35,000/week in Dlyted Sales, Build Email List to 50,000, Acquire an additional 5,000 Monthly users for Changebowl, Acquire an additioanl 5,000 Monthly users for DDB

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000 Total : Vendor payments for Legal and Accounting Services.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the Company or its officers or directors.

Compliance failure

The Company has not previously failed to comply with Regulation CF.

Annual Report

Dlyted will make annual reports available on its website www.DLYTED.com in the BLOG Section labeled annual report. The annual reports will be available within 120 days of the end of the Company's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR DLYTE, LLC

[See attached]

I, Barry Shore (Print Name), the Managing member (Principal Executive Officers) of Dlyte, LLC (Company Name), hereby certify that the financial statements of Dlyte, LLC (Company Name) and notes thereto for the periods ending 12/31/15 (beginning date of review) and 12/31/16 (End Date of Review) included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns. As per amended tax returns to be filed

For the year [MOST RECENT YEAR] the amounts reported on our tax returns were total income of $ 205,184; taxable income of $ (226,450) and total tax of $ 0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 12/5/17 (Date of Execution).

_______________ (Signature)

Managing member (Title)

12/5/17 (Date)

DLYTE, LLC

COMPILATION FINANCIAL STATEMENTS

Years Ended December 31, 2015 and 2016

DAVID GOLLUB, CPA
3711 Gundry Ave
Long Beach, CA 90807
(562) 989-1888 FAX (562) 989-1777
d_gollub@hotmail.com

To the Members
Dlyte, LLC
Los Angeles, California

Management is responsible for the accompanying financial statements of Dlyte, LLC, which comprise the balance sheets as of December 31, 2015 and 2016, and the related statements of income, changes of members' equity and cash flows for the years then ended, and the related notes to the financial statements in accordance with accounting principles generally accepted in the United States of America. I have performed a compilation engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. I did not audit or review the financial statements nor was I required to perform any procedures to verify the accuracy of completeness of the information provided by management. Accordingly, I do not express an opinion, a conclusion, nor provide any form of assurance on these financial statements.

As described in Note E of the financial statements, the Company has incurred substantial losses since inception. Continued existence of the Company is dependent on additional revenue being generated immediately and on an ongoing basis.

CPA

December 20, 2017

DLYTE, LLC
BALANCE SHEET
December 31, 2015 and 2016

ASSETS	December 31	
	2015	2016
CURRENT ASSETS		
Cash	$18,672	$12,672
Inventory of gift cards	60,000	9,300
Deposits	4,000	2,500
TOTAL CURRENT ASSETS	82,672	24,472
OTHER ASSETS		
Computers & equipment, net	2,507	836
Website, net	8,652	115,696
	$93,831	$141,004
LIABILITIES AND MEMBERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable	$80,156	$108,000
Credit cards payable	5,950	10,237
Loan payable	62,500	57,500
TOTAL CURRENT LIABILITIES	148,606	175,737
OTHER LIABILITIES		
Accrued debenture interest	177,451	231,684
Convertible debentures	542,334	542,334
Loans from members	265,219	405,657
MEMBERS' EQUITY (DEFICIT)	-1,039,779	-1,214,408
	$93,831	$141,004

Aee accompanying notes.

DLYTE, LLC
STATEMENT OF INCOME (LOSS)
Years Ended December 31, 2015 and 2016

	December 31	
	2015	2016
INCOME	$188,182	$205,184
COST OF SALES	254,056	193,717
	-65,874	11,467
OPERATING EXPENSES	593,114	236,096
NET INCOME (LOSS)	-$658,988	-$224,629

See accompanying notes

DLYTE, LLC
STATEMENT OF CHANGES OF MEMBERS' EQUITY
Years Ended December 31, 2015 and 2016

	December 31 2015	2016
NET INCOME (LOSS)	-658,988	-224,629
MEMBERS' EQUITY AT BEGINNING OF YEAR (DEFICIT)	-645,791	-1,039,779
Capital contributed	265,000	50,000
MEMBERS' EQUITY AT END OF YEAR (DEFICIT)	-$1,039,779	-$1,214,408

See accompanying notes

DLYTE, LLC
STATEMENT OF CASH FLOWS
Years Ended December 31, 2015 and 2016

	December 31 2015	December 31 2016
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	-$658,988	-$224,629
Adjustments to reconcile net income to net cash used by operating acitivities		
Amortization expense	787	14,266
Depreciation expense	1,671	1,671
(Increase) / decrease in inventory	-60,000	50,700
Decrease in deposits	17,874	1,500
Increase in accounts payable	23,530	27,844
Increase in accrued debenture interest	54,234	54,233
Increase (decrease) in credit cards payable	-2,091	4,287
NET CASH USED BY OPERATING ACTIVITIES	-622,983	-70,128
CASH FLOWS FROM INVESTING ACTIVITIES		
Acquisition of website		-121,310
CASH FLOWS FROM FINANCING ACTIVITIES		
Increase (decrease) in loan payable	62,500	-5,000
Increase in loans payable members	266,953	140,438
Members' contributions	265,000	50,000
NET CASH PROVIDED BY FINANCING ACTIVITIES	594,453	185,438
NET DECREASE IN CASH	-28,530	-6,000
CASH AT BEGINNING OF YEAR	47,202	18,672
CASH AT END OF YEAR	$18,672	$12,672

See accompanying notes.

Dlyte, LLC
Notes to Financial Statements
December 31, 2015 and 2016

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company originated in 2011 and sells electronic gift cards. It is a limited liability company.

Inventories

Inventory consists of gift cards for resale and are carried at cost.

Intangible Assets

Intangible assets consist of website development costs amortized primarily over 3 years.

Income Taxes

The Company is treated as a partnership for federal income tax purposes. Consequently, federal income taxes are not payable by, or provided for, the Company. Members are taxed individually on their shares of the Company's losses. The Company's net income or loss is allocated among the members in accordance with the regulations of the Company.

Uncertain Tax Positions

Management has determined that the Company does not have any uncertain tax positions and associated unrecognized benefits or liabilities that materially impact the financial statements or related disclosures. Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Company's tax returns will not be challenged by the taxing authorities and that the Company or its members will not be subject to additional tax penalties, and interest as a result of such challenge. Generally, the Company's tax returns remain open for three years for federal income tax examination.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the members to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note B – Loan Payable

Loan payable of $62,500 at 12/31/15 and $57,500 at 12/31/16 was a short term loan that was in default at 12/31/16, owed to a member of the Company. This default was cured by agreement and payoff of the remaining $50,000 liability in 2017.

Note C – Convertible Debentures and Accrued Debenture Interest

Convertible debentures issued of $542,334 allow the holders to convert the loans to shares of the Company as per specified terms, and bear simple interest at the rate of 10% per annum. Accrued interest amounted to $177,451 at 12/31/15 and $231,684 at 12/31/16. Payment of the debentures and interest on these convertible debentures has been in default at both year ends. Per amendment and agreement with the holders in 2017 the payment date for the convertible debentures and the accrued interest has been set at January 31, 2020, at which time the amounts due will be:

Convertible debentures	$542,334
Accrued interest	398,904
	$941,238

Three of the four holders of convertible debentures, accounting for $522,334 of the total of $542,334, are members of the Company. One holder of convertible debt of $20,000 is not a member of the Company.

NOTE D – Related Party Transactions and Loans From Members

Loans from members of $265,219 at December 31, 2015 were all to managing member Barry Shore. Loans from members of $405,657 at December 31, 2016 consisted of $403,157 owed to Barry Shore and $2,500 owed to another member. These payables are on demand – do not have a specified due date -and do not have a specified interest rate.

A summary of related party transactions to members is as follows:
Balance sheet

	2015	2016
Loan payable member	62,500	57,500
Accrued debenture interest	177,451	231,654
Convertible debentures	522,334	522,334
Loans from members	265,219	405,657
Income statement		
Interest expense	54,233	54,233

Note E - Going Concern

The Company has incurred losses of $2,818,073 since inception in 2011 through 2016. Continued existence of the Company is dependent on additional revenue being generated immediately and on an ongoing basis. In 2017 a principal source of the revenue enabling the Company to continue has been additional loans from existing members.

Note F – Subsequent Events

Management has evaluated subsequent events through December 20, 2017, the date which the financial statements were available to be issued.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.


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Dlyted

Making Everyday Giving Effortless

Small OPO | Beverly Hills, CA | Consumer Internet | US Investors Only







Use gift cards to places YOU go.
Earn a percentage to give to a cause.


amc amazing
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FRIDAYS

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This Offering is eligible for the **StartEngine Owners' 10% Bonus**.

For details on the bonus, please see the ***Offering Summary*** *below.*

Turning Retail Spending into Philanthropic Giving

Invest in DLYTED

"I'm Barry with DLYTED, a business that is personally important to me. In the next few minutes, we'll get to know each other a little, and you'll see why this is so important. And you'll notice also that I'm direct, plain spoken and clear-headed about numbers. That's because I grew up in the diamond wholesale business. In THAT business, if you're not direct, plain-spoken and clear-headed about numbers, you're out in a second. In those days, I was a hard charging executive and negotiated tough trade deals to maximize profit for myself and my investors. We played it fair (and tough). I did well. So well, in fact, that I invested in technology even when it was expensive to do so and there weren't many follow-on investors.

The morning of September 17, 2004, started like many other days for me. At 55, I had just returned from a trip overseas with my 17-year-old son. **Despite waking up physically strong, by the end of the day, I would be a quadriplegic**, unable to move anything except my head—left to right. I was standing up in the morning, and in the evening, I was in the hospital paralyzed from my neck down. I was later diagnosed with Guillain-Barré syndrome (GBS), a rare disorder in which the body's immune system attacks the nervous system. I remained in various hospitals for 4 and a half months and had a hospital bed in my own home for 2 years.

I couldn't turn over by myself and used a wheelchair for 4 years. I had braces on both legs—from my hips down to my ankles—for more than a year. It's safe to say that I came out of the other-side completely changed (how could you not), with a different perspective on what we might do with our time left on Earth. I was changed in this way. I realized the importance of giving instead of taking and shifted my vision to give back. To accomplish this, I've started DLYTED, a fundraising platform that enables causes to raise money by harnessing the retail spending power of their supporters using electronic gift cards.

We give people the ability raise money for their most important causes. It's easy because they do it by spending at their already-favorite retailers. One thing to keep in mind? We are not in the gift card business, **we are in the philanthropy business**, and are **transforming the giving experience.** With your investment, you can help put the fun back in fundraising."

-Barry Shore, Founder/CEO

Investment

$3.26/Class A Unit | When you invest you are betting the company's future value will exceed $10 million dollars.

Perks

DLYTE, LLC will donate 3% of Net Proceeds from this offering to Feeding Children (at 10 cents per meal that's a Major Benefit).

**All perks occur after the offering is completed*

"We are not in the gift card business, we are in the philanthropy business. We are transforming giving. We use gift cards as one of our modalities because they are recognizable and ubiquitous.""


:Dlyted
Shop. Earn. Give.
Shop. Earn. Give
Partnering with DLYTED

DLYTED is Built as an Engine of Philanthropy

DLYTED was founded to **make giving an easy, effortless, everyday experience**. DLYTED offers electronic gift cards from over 500 retailers, creating a seamless way to raise money for a meaningful cause just by shopping. With every purchase made, users accumulate donations that they can disperse to their favorite nonprofit. Even better? Each cause immediately earns up to 30% the moment consumers purchase their gift cards. With DLYTED everybody wins. Brands benefit by a closer connection with their users, gaining from the "halo effect" of simplified giving. Causes win by gaining more donors and more money. Users win by being able to give at no additional cost.

Our Mantra:
As Uber transforms Transportation
And AirBnB transforms Hospitality
So DLYTED transforms Giving.

Gift cards are a multi hundred billion dollar industry and growing. DLYTED identified the trend that people, especially millennials, are increasingly using digital gift cards for regular spending. The DLYTED platform is super easy to use and is accessible by any web enabled device.




:Dlyte
ASPCA
GIFT CARD DETAILS
Earn 2000 Dlyte Points ($5.00)



With DLYTED, consumers can shop at over 50,000 locations including national brands, local retailers, and digital partners. Up to 30% in DLYTED Points are earned with every purchase, making giving the default next step, which creates a streamlined fundraising experience.

We're a Two-Sided Platform

For Shopping


:Dlyted
BEN'S DLYTED ACCOUNT
MY DLYTED POINTS
MY CARDS

The DLYTED platform simplifies both the giving and the shopping process for users. With electronic gift cards available from over 500 major retailers, every type of shopping is simple, easy and beneficial!

For Giving


COMMUNITY
kindness
giving
care

With each digital card purchased, DLYTED users accrue points that can be donated to their favorite causes. The cause earns up to 30% when supporters buy the Brand's digital cards via DLYTED. Points are earned immediately at the time of purchase---not when the card is used.


EVERYBODY WINS
:Dlyted

With DLYTED everybody wins. Consumers are able to give every time they shop, without spending a penny more than the amount of their digital gift card. Causes enjoy up to 30% of the value of the digital gift cards, creating a new source of revenue. Brands benefit by a closer connection with their users and gain from the "halo effect" enabled by simple giving.


Gift Cards: Value & Perception
:Dlyte

Gift cards are a multi hundred billion dollar industry and growing. DLYTED identified the trend that people, especially millennials, are increasingly using digital gift cards for personal use. Although today people primarily use gift cards for special events, DLYTED sees the ubiquity of the smartphone and people need for instant gratification. DLYTED is in the position to incentivize people to use gift cards for their daily purchases to ensure their favorite organizations receive ongoing support--at no extra cost to them!



The DLYTED platform is super easy to use, and can be viewed on either a desktop or smartphone on the DLYTED mobile app! Shop and give at home, or on the go with DLYTED!


The Goal: to facilitate the Giving of One Billion Dollars over the next 5 Years without costing anyone a penny
The Mission: Making Everyday Giving Effortless
Barry Shore, Founder
:Dlyted

Our goal and mission is simple and effective: to facilitate the giving of 1 billion dollars without costing anyone a penny. Giving is effortless when Users integrate their everyday shopping with the DLYTED platform.

Other DLYTED Solutions for Nonprofits

With electronic roundup and doubleback, DLYTED provides new innovative versions of monthly sustainer programs. These methodologies are vital to the health of causes.
DLYTED is continually exploring and improving on its mission: to make every day giving effortless. Whether using digital gift cards for shopping or Electronic RoundUp, DLYTED delivers. It's no wonder that globally recognized nonprofits such as Goodwill, Special Olympics, and YMCA are integrating DLYTED into their programming.

Every nonprofit has two fundamental needs: **more money and more donors**. DLYTED supports both by creating a marketplace that enables recurring income for nonprofits at little or no cost to the supporters. Another problem solved? An easier, personalized process of giving.


CHANGE FOR CHANGE

Further, DLYTED is leading the electronic giving space with its latest innovative offerings: Electronic RoundUp (Changebowl). Ever gone to a supermarket and been asked to round up your purchase to the nearest dollar to support a cause? That's "RoundUp." DLYTED automates this process with the Changebowl App to ensure the rounding up of all your purchases to preferred causes. There are times, of course, when that nonprofit's mission resonates with you, but other times when it doesn't. Giving shouldn't be an impromptu one-off experience. It can now be curated, just like in the way you shop. With the touch of a button.

DLYTED DoubleBack enables users to both get Cash Back AND Give to their Cause just by swiping their credit card. This is now frictionless, effortless, set it/forget it and brings ongoing revenue to a Cause.
DLYTED DoubleBack is a major breakthrough in Local Merchant, Non Profit, and Customer interaction.


Dlyted Double-Back - How it works

These two programs are both in beta phase. Each is proving viable.
Both Changebowl and Dlyted DoubleBack can bring significant bottom line benefits to DLYTE, LLC when these programs reach their potential.


PARTNERING WITH DLYTED
ASPCA
Shop. Earn.
Give to the ASPCA
Turning Every Day Shopping Into Everyday Giving
:Dlyted
Shop. Earn. Give.

The DLYTED Benefits for Users


SHARE
LIKE
BUY
YOUTH. TRENDS. MARKETING.
Keynote Speaker: Barry Shore
NATIONAL GEOGRAPHIC
Oct. 18-19, 2017
National Geographic
Washington, D.C.

- DLYTED is **fully responsive**, delivering benefits on any device
- Offers digital gift cards from more than **500 retailers in over 50,000 locations**
- Provides the solution for consumers interested in "doing good" but unaware that this can be done at no cost
- Provides the solution for consumers who feel they don't have the financial ability to regularly donate to nonprofit organizations
- Provides **regular income to nonprofits** which enable them to better plan and fulfill their mission
- Partnered with organizations both large and small including **Autism Society, Goodwill, Special Olympics, YMCA**
- Over $1,000,000 in sales over the past 12 months


Barry Shore - Share Like Buy


Spreaker
discover more on www.spreaker.com


TALK BUSINESS 360
Barry Shore
Founder

We're Working With Some of the Best Names

A Few of Our Corporate Partners

petco

BEST BUY

amc THEATRES

NORDSTROM

SEPHORA

T.G.I. FRiDAY'S

A Few of Our Nonprofit Partners

goodwill DONATE STUFF. CREATE JOBS.

ASPCA

AUTISM SOCIETY

Special Olympics Minnesota

The Gift Card Market is Growing

The Global Gift Card Market is Set to Double by 2024

In a recent research study by Persistence Market Research, it was found that the global gift card market is **likely to grow to $698 billion by 2024.**

Recently, the use of gift cards has significantly increased. In the retail segment, **millennials are increasingly buying gift cards** for ease of use, and businesses are utilizing cards to strengthen brand loyalty and enhance customer satisfaction.

Given the ubiquity, desirability, and trust that gift cards have in the marketplace, it makes solid economic and emotional sense to bring philanthropic opportunities to this powerful category.

E-Gifting specifically is a rising category of gift card spending. By 2018, it's estimated to grow to $18B. With DYLTED, people can send gifts to both their friends and family AND their beloved non-profits all at the same time--without paying a cent over the cost of their purchased gift cards! That's not only smart, it's good.

Source: Ninth Annual CEB Tower Group Report 2015


Where the Gift Card Spend Goes
Each segment (including restaurants, retail, and e-gifting) grew in the past year, but at a slower rate than the industry's 2012 peak.
Retail Closed Loop cards will hit a new high of $43 billion.
2010
2011
2012
2013
2014
2015
2016 (E)
2017 (E)
2018 (E)
Universal Accepted Open Loop
Restaurant Closed Loop
Miscellaneous Closed Loop
E-Gifting
Retail Closed Loop

Source: CEB Global

Ninth Annual CEB Tower GroupReport, 2015

Your Investment Matters

Our goal at DLYTED is to facilitate the giving of $1 billion over the next five years. DLYTED is an umbrella of philanthropy with unlimited potential. People, especially fast paced and smart millennials, are always making purchases online. So why not give money to something you care about at no extra cost? Now is the time to transform the fundraising process to make a hugely beneficial impact in the world.

So far, we have worked with powerful executives and investors connected with Google and Fortune 500 companies. In order to move to the next level we welcome your support. Our top three goals are to...

- **Continue to attract top talent**
- **Reach a magic number of 10,000 monthly users**
- **Integrate 3 easy-to-use fundraising modalities**

You are cordially invited to join this movement to transform the giving process. Together, we can make an impact.



"We touch the two deepest emotions in the human being—I am smart and I am good."



"Perseverance and everyday incremental advances are hallmarks of Barry Shore. Since this video was made, Barry swam more than 6,228 miles.... which is swimming from Venice Beach to South Korea."

2007



Barry Shore Declares "This is Dumb!"

After careful reflection on traditional giving and philanthropy, Barry Shore realizes the entire process of doling out money and writing checks is dumb, tedious, and not cost effective.

2009-2012

:Dlyte

First Successful Round of Funding & Vision Plan

Barry Shore and a small group begin fleshing out the vision and business plan of Dlyted and raise over $500,000.

2014-2015


Funding

Second Round of Funding & Brand Recruitment Process Unfolds

Another $1.3 million is raised and hundreds of trusted brand gift cards were recruited

2016



Launch of Beta Dlyte.com!

The beta version of Dlyte.com launches!

2017


branding

Rebrand from Dlyte to Dlyted

We decide we want to be dlyted, so we are delyted. :)

2018

start engine

Crowdfunding Campaign launches on StartEngine

Dlyted seeks to raise capital from the crowd on the Startengine platform!

In the Press

Forbes Forbes Nasdaq GlobeNewswire PA homepage Forbes

SHOW MORE

Meet Our Team



Barry Shore

Founder / CEO / Manager

Successful serial entrepreneur with exits, sales over $100 million, recovering from quadriplegia, dedicated to enabling the Giving of One Billion Dollars, Making Everyday Giving Effortless and transforming the Giving Space. Founder of the KEEP SMILING Movement and the site www.thedailysmile.com which has helped in the Distribution for over 1 Million Keep Smiling Cards. He founded this in 2001. The Keep Smiling Movement is headquartered at 10558 Eastbourne Avenue, suite 5, LA CA 90024 Mr. Shore is also a non economic Partner in Changebowl.com , a CA LLC headquartered in Venice, CA. Mr. Shore has been involved since the beginning of 2017 and helped to develop and promote the APP which Enables Electronic RoundUp and helps to transform Philanthropy. Mr. Shore has been Founder, CEO, and Managing Member of Dlyte LLC, since inception in 2011.



Lara Buckheit

Social Media Manager

Sassy social media strategist with an eye for trends. She is passionate about growing thriving tribes that convert, while simultaneously growing communities that engage.



Maurice Gavin

Cause-related Marketing

Strategic consultant to brands who are seeking a way to do good while they work to grow their client base; bringing large nonprofits and fast growing brands to Dlyted to jointly achieve their 'do-good' visions



Brad Pinneau

IT & Development

Full stack web developer, mobile app developer, database administrator, and security expert. Serial entrepreneur specializing in web-based startups.



Rick Reynoso

Graphics - UI/UX

Graphic designer with over 12 years experience in print, web and multimedia. With a passion for visual communications, creates engaging designs while maintaining an intuitive and user-friendly experience.

Offering Summary

Maximum 32,822* Class A Units ($106,999.72)

**Maximum subject to adjustment for bonus units. See 10% Bonus below*

Minimum 3,067 Class A Units ($9,998.42)

Company Name	DLYTE, LLC
Corporate Address	9301Wilshire Bl suite 613 Beverly Hills CA 90210
Description of Business	DLYTE enables the GIVING of large scale donations while making everyday giving effortless
Type of Security Offered	CLASS A Units
Purchase Price of Security Offered	$3.26/Unit
Minimum Investment Amount (per investor)	$198.86

Perks

DLYTE, LLC will donate 3% of Net Proceeds from this offering to Feeding Children (at 10 cents per meal that's a Major Benefit).

**All perks occur after the offering is completed*

The 10% Bonus for StartEngine Shareholders

DLYTE, LLC will offer 10% additional bonus units for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any units you purchase. For example, if you buy 100 Class A Units at $3.26 / unit, you will receive 10 Class A bonus units, meaning you'll own 110 units for $326. Fractional units will not be distributed and unit bonuses will be determined by rounding down to the nearest whole unit.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000 Total : Vendor payments for Legal and Accounting Services.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow Dlyted to get notified of future updates!

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VIDEO TRANSCRIPT (Exhibit D)

Video Transcript for 60 second Video:

Hi , Welcome to DLYTED, where giving is a simple delightful experience. Every day.

What if you could make a difference in someone's life simply by make everyday purchases without spending a penny more?

What if your normal grocery budget could help feed a hungry child?

What if a gift for a friend could help provide a new home for a needy family?

And what if buying your daily latte could help find a cure for a disease?

DLYTED has eliminated what if, and enables you to make a difference without spending a penny more just by doing what you do, and spending what you spend on a normal basis.

DLYTED is a simple yet powerful formula that transforms shopping into philanthropy, and puts the fun back into fundraising.

Whether you're an individual who wants to give back by getting more for your money, Or an organization looking for a platform that will take your fundraising efforts to the next level.

DLYTED is just right for You, so what are you waiting for?

Sign up today

To share the fun, share the goodness and Be DLYTED…at no cost to You.

DLYTED LOGO

How DLYTED Works

Our DLYTED Logo on screen

Here is how it works…

Go to DLYTED.com and shop for gift cards from brands you know and trust. (make sure the SCREEN Shot Shows DLYTED.com URL)

When you purchase an electronic gift card, you'll receive the full face value.

So for example $50 gets you a $50 gift card, it's as simple as that.

Then with each gift card purchase you earn cash back redeemable DLYTED points that you can use to GIVE to Your Favorite Cause

It's Simple and Easy. And Good.

Be DLYTED.

Video transcript for How Dlyted Works:

here's how it works go to dlyted.com
and shop for gift cards from brands you
know and trust
when you purchase a digital gift card you'll receive the
full face value so for example
$50 gets you a $50 digital gift card
it's as simple as that
then with each gift card purchase you
earn cashback redeemable dlyted
points that you can use to give to your
favorite cause it's simple and easy and good
be dlyted

Video transcript for Changebowl/USSA:

Changebowl makes it easy to support great causes

it helps raise money automatically for the things you care about

Changebowl rounds up your purchases to the nearest dollar so you can donate the difference to the charity and/or charities you select

you'll barely notice the difference but together we can make a significant impact

connect any credit or debit card to round up and invest your spare change
with changebowl.com we take your change and put it into a savings account for you to donate now or later

how do we do this? it's easy safe and automatic for you

you sign up and tie a debit or credit card to our system and choose to round up for charity automatically or on-demand for example

the cup of coffee you bought this morning was $2.75

we round up your purchase to the nearest dollar and deposit the 25 cents into a changebowl savings account in your name

once the money has been moved to your account you're able to automatically donate this to any nonprofit of your choice
no need to sign up on another website mail in a check or wonder where your contribution is gone

we track every penny for you and we'll make sure you have it for tax season

also you can instantly share with your friends the causes that are important to you and inspire them to make a difference to

finally a simple secure easy and tax adjustable solution for you to use your change makes change for others

download our app today on Apple and Google Play stores

learn more at changebowl.com

Description for Share.Like.Buy:

Barry Shore illustrates his epiphany of the WHY of DLYTED and How it Works using his journey through quadriplegia.

It is based on the Hero's Journey and discusses barry's previoussuccesses, his perseverance and resolve to learn how to walk again, to learn how to swim, and to Build a Platform that can transform Philanthropy, which is Mr.Shore's Vision.

Please watch, enjoy, and share.

Description for Barry Shore - Donating Made Easy with Dlyte at no Cost:

Dlyte is the brainchild of Barry Shore. He is a dynamic and successful entrepreneur who simply wants to spread joy everywhere. It's impossible not to smile when you meet Barry!Barry's bright outlook — and Dlyte — is the result of ten years spent fighting and recovering from Guillain-Barré syndrome, a rare neurological disorder that left him a quadriplegic. His resilience and determination enabled him to regain his abilities to walk, build physical strength and live a satisfying life full of love and peace.Those years gave Barry plenty of time to consider how he could dedicate himself to improving the world. To do the greatest good, he needed others to participate.He wanted it to cost people nothing to support their favorite cause. It should be fast, easy and fun, and make them feel smart and good. Dlyte was born.Today, Barry leads the Dlyte team, inspiring us to create joy for everyone we are lucky enough to meet. That includes you!To see more about Barry's journey and understand how he inspires us every day, check out Barry in his natural habitat.

Description for Talk Business 360 Interview with Dlyte Founder & CEO Barry Shore:

Elizabeth Montomery from Talk Business 360 interviews Dlyte founder Barry Shore.

Description for Barry Shore: How Total Immersion Changed My Life:

This Video discusses barry shore's transformation fromquadriplegic to being able to move due

to the method of swimming called TotalImmersion.

It also discusses Mr. Shore’s philosophy of Joy happiness Peace& Love, which aids in his ongoing recovery.

Since this video was made, Mr. Shore has accumulated more than6,409 Miles of swimming. That’s going from LA to China.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

FIRST AMENDED AND RESTATED

OPERATING AGREEMENT

OF

DLYTE, LLC

A CALIFORNIA LIMITED LIABILITY COMPANY

Dated: April 1, 2013

THE UNITS OF MEMBERSHIP INTEREST IN THIS COMPANY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY STATE SECURITIES LAWS, AND MAY NOT BE TRANSFERRED IN THE ABSENCE OF REGISTRATION PURSUANT TO THE APPLICABLE SECURITIES LAWS OR AN EXEMPTION THEREFROM. THE UNITS OF MEMBERSHIP INTEREST IN THIS COMPANY ARE ALSO SUBJECT TO RESTRICTIONS UPON TRANSFER SET FORTH IN THIS AGREEMENT, AND MAY ONLY BE TRANSFERRED OR ENCUMBERED IN ACCORDANCE WITH THIS AGREEMENT.

TABLE OF CONTENTS

FIRST AMENDED AND RESTATED OPERATING AGREEMENT
OF
DLYTE, LLC

This First Amended and Restated Operating Agreement of Dlyte, LLC (this "**Agreement**") is made and entered into as of April 1, 2013 (the "**Effective Date**") by and among the Members of the Company, and is joined in by Dlyte, LLC, a California limited liability company organized under the name YouNeverLose.com, LLC (the "**Company**"), for the purpose of covenants made in this Agreement by or for the benefit of the Company.

WHEREAS, the Company was organized on the Effective Date as a limited liability company under the Beverly-Killea Limited Liability Company Act, codified at Section 17000 *et seq.* of the California Corporations Code, as the same may be amended from time to time (the "**Act**"); and

WHEREAS, in conjunction with the Company's formation, the Members at that time entered into that certain Operating Agreement dated July 26, 2011 (the "**Original Operating Agreement**") to govern the organization and operation of the Company and the scope and conduct of its business and affairs; and

WHEREAS, the Members and the Board have adopted resolutions to amend and restate the Original Operating Agreement as provided by this Agreement;

NOW, THEREFORE, the Original Operating Agreement is hereby amended and restated in its entirety to read as follows:

ARTICLE 1
DEFINITIONS AND RULES OF INTERPRETATION

1.1. Definitions. For the purpose of this Agreement, the following terms shall have the following meanings, unless the context otherwise requires:

(a) "**Affiliate**" of a subject Person means any other Person (i) who directly or indirectly controls, is controlled by, or is under common control with the subject Person; (ii) who owns or controls ten percent (10%) or more of the subject Person's outstanding voting securities or equity interests; (iii) of whom the subject Person owns or controls ten percent (10%) or more of the outstanding voting securities or equity interests; (iv) who is a director, manager, partner, or trustee of the subject Person; (v) of whom the subject Person is a director, manager, partner, or trustee; or (vi) who is a Family Member of the subject Person.

(b) "**Agreement**" means this Operating Agreement of Dlyte, LLC, as amended or restated from time to time.

(c) "**Applicable Federal Rate**" means the minimum rate established pursuant to Sections 483 and 1274 of the Code necessary to avoid any imputed interest or original issue discount being attributed.

(d) "**Articles of Organization**" means the Company's Articles of Organization, as originally filed with the California Secretary of State and as amended from time to time.

(e) "**Authorized Units**" means Units that have been authorized in accordance with this Agreement for issuance to Members. Authorized Units shall consist of both Issued Units and Non-Issued Units.

(f) "**Business Property**" means all property, holdings, investments, assets and interests (whether real or personal, tangible or intangible, present or future, domestic or international) now or hereafter owned or held by the Company.

(g) "**Capital Contribution**" means the cash or cash equivalent contributed to the capital of the Company by each Member, but shall not include Member Loans.

(h) "**Code**" means the Internal Revenue Code of 1986, as amended from time to time, the provisions of succeeding law, and, to the extent applicable, the Treasury Regulations.

(i) "**Corporations Code**" means the California Corporations Code, as amended from time to time, and the provisions of succeeding law.

(j) "**Economic Interest**" means a Person's right to share in items of, and to receive distributions from, the Company, but does not include any other rights of a Member, including the right to vote or to participate in management, or, except as provided in Section 17106 of the Corporations Code, any right to information concerning the business and affairs of the Company, and includes the Class B Economic Interest.

(k) "**Economic Interest Owner**" means the owner of an Economic Interest (i) who has not been admitted as a Member in accordance with the requirements of this Agreement, or (ii) whose Membership Interest (but not that Member's Economic Interest) has terminated.

(l) "**Entity**" means a Person that is a corporation, a limited liability company, or any form of partnership.

(m) "**Family Member**", with respect to an individual, means the individual's spouse, parent, sibling, mother in-law or father in-law, child (natural or adopted), spouse of such child, grandchild (natural or adopted) or spouse of such grandchild.

(n) "**Issued Units**" means the issued and outstanding Units.

(o) "**Majority in Interest**" means one or more Members holding and having the right to vote Voting Units representing in the aggregate more than fifty percent (50%) of the aggregate Voting Percentages represented by all of the Members holding and having the right to vote Voting Units.

(p) "**Member**" means each Person who (i) is an initial signatory to this Agreement as a Member and who holds Units herein or has been admitted to the Company as a Member in accordance with Section 3.2, (ii) has not resigned or withdrawn in accordance with Section 3.3 or, if other than an individual, dissolved, and (iii) has not had his, her or its Membership Interest terminated for any other reason.

(q) "**Membership Interest**" or "**Interest**" means a Member's entire interest in the Company, including the Member's Economic Interest, the right to vote on or participate in the

management, and the right to receive information concerning the business and affairs of the Company.

(r) "**Non-Issued Units**" means Units that have been authorized for future issuance in accordance with this Agreement (i.e., in options, warrants, offerings, Member resolutions, or other agreements with the Company), but which have not been issued by the Company to the recipient.

(s) "**Permitted New Member**" refers to a permitted transferee that is admitted as a new Member as contemplated by Section 10.4.

(t) "**Person**" means an individual, partnership, corporation, limited liability company, trust, and all other forms of entities.

(u) "**Profits Interest**" shall have the meaning given such term by Rev. Proc. 93-27, 1993-2 C.B. 343, as supplemented by Rev. Proc. 2001-43, 2001-34 I.R.B. 191 (August 20, 2001) and as may be further amended or supplemented.

(v) "**Super Majority in Interest**" means one or more Members holding and having the right to vote Voting Units representing in the aggregate more than seventy-five percent (75%) of the aggregate Voting Percentages represented by all of the Members holding and having the right to vote Voting Units.

(w) "**Transfer**" means any voluntary or involuntary (whether by operation of law or otherwise) sale, assignment, barter, exchange, alienation, pledge, encumbrance, hypothecation, gift, donation, bequest, devise, redemption or other direct or indirect disposition of the whole or any part of a Membership Interest, including a Lien Transfer. A "**Lien Transfer**" means a Transfer under which a creditor of a Member is granted or obtains a lien, security interest, charging order, or encumbrance upon the whole or any part of a Membership Interest, whether voluntary or involuntary; provided, however, that the phrase "Lien Transfer" shall not mean (i) a sale of the whole or any part of a Membership Interest that is disguised as a Lien Transfer; or (ii) the sale of the whole or part of a Membership Interest that results from the exercise by the creditor of rights, if any, to dispose or to cause the disposition of the whole or part of the Membership Interest that was encumbered as a result of a Lien Transfer.

(x) "**Treasury Regulations**" means the regulations currently in force as final or temporary that have been issued by the United States of America Department of Treasury pursuant to its authority under the Code.

(y) "**Unapproved Transfer**" means any Transfer designated or contemplated by this Agreement as being an Unapproved Transfer including in Section 10.2, Section 10.3, or Section 10.7.

(z) "**Voting Units**" means the issued and outstanding Class A Units.

1.2. Other Definitions. In addition to the terms defined in Section 1.1, the following terms or phrases are defined or described in the following Sections of this Agreement:

Term or Phrase	Provision
Act	Recitals
Advisory Board	Section 9.10
Agreement	Recitals
Approved Transfer	Section 10.3
Board	Section 9.1
Capital Account	Section 6.1
Cash Purchase Price	Section 10.3
Cause	Subsection 9.3(c)
Class A Units	Section 4.1
Class B Unit	Section 4.1
Class B Economic Interest	Subsection 4.1(b)(iii)
Company	Recitals
Dissolution Events	Section 12.1
Dispute	Subsection 14.15(a)
Dissolution Proceeds	Section 12.3
Distributable Cash	Section 8.1
Effective Date	Recitals
Electing Members	Subsection 10.3(b)
Entity Events	Subsection 11.3(b)
Exercise Notice	Subsections 10.3(a), (b), (c) and Section 10.5
Firm	Section 13.2
Formation Date	Section 2.1
Grantor	Subsection 10.3(a)
JAMS	Subsection 14.15(b)
Liquidator	Section 12.2
Manager	Section 9.1
Mediator	Subsection 14.15(a)
Member Loan	Section 6.5
Operating Reserve	Section 8.1
Original Operating Agreement	Recitals
Other Members	Subsection 10.3(b)
Permitted Transfer	Section 10.4
Principal Owner	Subsection 10.4(e)
Proposed Transfer Notice	Section 10.3
Redemption Price	Subsection 10.5(a)
Settlor	Subsection 10.4(c)
Subject Units	Subsections 10.3(a) and (b)
Tax Allocations	Section 7.3
Tax Distribution	Section 8.2
Tax Matters Person	Section 7.4
Tax Reserve	Section 8.2
Transfer Notice	Section 10.1
Voting Percentage	Section 4.4
Units	Section 4.1
Withdrawal Date	Section 3.3
Withdrawing Member	Section 3.3

1.3. Interpretation. Any pronoun used in this Agreement shall include the corresponding masculine, feminine and neutered forms. The words "include" and "including" shall be deemed to be followed by the phrase "without limitation." The words "herein," "hereof," "hereto," "hereunder," and similar terms shall refer to this Agreement, unless the context otherwise requires. The references to Exhibits, Sections, Subsections or Articles are references to the Exhibits, Sections, Subsections or Articles of this Agreement unless the context otherwise requires. The definition of a particular term used as a defined term in this Agreement will apply to that term and to its various tenses and derivatives. This Agreement shall be deemed drafted equally by all parties, and no construction, presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

ARTICLE 2
FORMATION AND ORGANIZATION

2.1. Formation. The Company was formed on July 26, 2011 (the "**Formation Date**") as a limited liability company pursuant to the Act. The parties hereto and all Persons admitted as new Members pursuant to this Agreement agree to associate as Members in and of the Company.

2.2. Company Name. The name of the Company is as set forth in the Company's Articles of Organization. The name of the Company and any variants thereof shall be an exclusive asset of the Company. The business of the Company shall be conducted under its name as then in effect, under a variant of that name, or under any other name as the Board may determine from time to time.

2.3. Purpose and Character of Business. The Company is organized for profit. The purpose and nature of its business shall be any lawful activity for which a limited liability Company may be organized under the Act, including the business of marketing and selling prepaid cards utilizing online auctions. The Company shall possess and may exercise all powers and privileges that are necessary or convenient to the conduct of the business and purposes of the Company. The Company shall be empowered to transact and engage in business in all states, territories and countries.

2.4. Term. The term of the Company shall commence on the Formation Date and shall continue thereafter perpetually until the Company is dissolved in accordance with this Agreement, the Articles of Organization, or the Act.

2.5. Registered Office and Registered Agent. The location of the registered office and the name of the registered agent of the Company in the State of California shall be as stated in the Articles of Organization or as thereafter determined from time to time by the Board.

2.6. Initial Filings. The Articles of Organization have been filed to constitute the Company as a valid limited liability company in the State of California under the Act. The appropriate Manager or officer of the Company shall register, or cause the registration of, the Company to transact business in such other jurisdictions as may be determined by the Board.

2.7. Priority. The rights and obligations of the Members and the business and affairs of the Company shall be governed first by the mandatory provisions of the Act, second by the Articles of Organization, third by this Agreement, and fourth by the optional provisions of the Act. In the event of any conflict among the foregoing, the conflict shall be resolved in the order of priority set forth in the preceding sentence.

2.8. No Partnership or Joint Venture. The Company is not a partnership or a joint venture between the Members. No Member shall be considered a partner or joint venturer of any other Member

for any purpose other than federal, state, and local tax purposes. This Agreement shall not be construed to constitute or suggest otherwise.

ARTICLE 3
MEMBERS

3.1. Existing Members. As of the Effective Date, the Members of the Company are the Persons listed on Member Roster Exhibit A.

3.2. Admission of New Members. No Person shall be admitted as a new Member of the Company unless (a) the admission, and all terms and conditions thereof, are approved by the affirmative vote, approval or consent of the Board; (b) the new Member executes a binding instrument agreeing to be bound by this Agreement; and (c) the new Member executes such other documents as are reasonably considered necessary or advisable by the Board to complete the admission of the Person as a new Member. This Section shall not apply to new Members admitted in conjunction with a Permitted Transfer under Section 10.4. The admission of a new Member in violation of this Agreement is prohibited and is null and void *ab initio*.

3.3. Withdrawal of Members. Except as provided in this Agreement, no Member shall have the right to withdraw from or resign as a Member of the Company unless (a) the withdrawal and the terms thereof are approved by the affirmative vote, approval or consent of Members holding a Super Majority in Interest of the non-withdrawing Members; and (b) the entire Membership Interest of the withdrawing Member (the "**Withdrawing Member**") is purchased and redeemed by the Company in exchange for a payment to be made by the Company to the Withdrawing Member in such amount and under such terms as are approved by the Withdrawing Member and such non-withdrawing Members. The date of the withdrawal (the "**Withdrawal Date**") shall be a date set and approved by the Withdrawing Member and such non-withdrawing Members. If the Withdrawing Member (or an Affiliate of such Member) is a Manager, then the Withdrawing Member (or the Affiliate) shall resign as a Manager effective upon the Withdrawal Date.

(a) Unapproved Withdrawals. If, notwithstanding the restrictions set forth in Section 3.3, a Member withdraws or resigns as a Member of the Company without obtaining the required approval from the non-withdrawing Members, then, in addition to any other rights and remedies the Company may have under the Act, the Withdrawn Member shall be automatically and immediately, and without any further action by the Company or the Members, converted to and hold the status of an Economic Interest Owner with respect to such Person's Membership Interest. Upon such conversion, the Company shall have the right (but not the obligation) to redeem the Membership Interest of such Person in exchange for a cash payment; provided such redemption right is exercised within one hundred twenty (120) days after the Company learns of the Withdrawn Member's withdrawal or resignation by written notice of exercise delivered by or on behalf of the Company to the Withdrawn Member. The cash payment shall be in an amount equal to the lesser of (i) one-half of the price paid by the Withdrawn Member to acquire the Withdrawn Member's Units; or (ii) one-half of the fair market value of such Units. The cash payment shall be remitted in accordance with the payment terms set forth in Subsection 3.3(b). The Company, in its sole discretion, may elect to avoid the calculation in Subsection (ii) and pay the amount under Subsection (i).

(b) Redemption Payment Terms. The Company shall pay no less than ten percent (10%) of the cash payment contemplated by Subsection 3.3(a) at the closing of the redemption contemplated by Subsection 3.3(a). The Company shall pay the balance of such cash

payment, together with interest thereon at the Applicable Federal Rate, in sixty (60) equal monthly installments of principal and interest. The Company may prepay such balance and any accrued interest thereon in whole or in part at any time without penalty. The payee shall provide the Company with thirty (30) days' written notice and opportunity to cure with respect to any failure of the Company to make any payment. The payee shall have no right to accelerate the balance upon default in payment. The redemption contemplated by Subsection 3.3(a) shall be completed within thirty (30) days after the Company exercises its redemption right.

3.4. Information Rights of Members and Economic Interest Owners.

(a) Within ninety (90) days after the end of each fiscal year of the Company, the Company shall prepare and deliver to each Member internally prepared financial statements for such fiscal year. These statements shall consist of a balance sheet and an income statement, and may include such other statements and information as determined by the Board.

(b) Upon the request of a Member or an Economic Interest Owner, for purposes reasonably related to the interest of that Person as a Member or Economic Interest Owner, a Manager shall promptly deliver, in writing, to the Member or Economic Interest Owner, at the expense of the Company, a copy of the Company's Operating Agreement then in effect and the information required to be maintained by paragraphs (1), (2), and (4) of subdivision (a) of Corporations Code Section 17058, namely: (i) a current list of the full name and last known business or residence address of each Member and of each Economic Interest Owner in the Company set forth in alphabetical order, together with the contribution and the share in profits and losses of each Member and Economic Interest Owner; (ii) a current list of the full name and business or residence address of each Manager; (iii) copies of the Company's federal, state, and local income tax or information returns and reports, if any, for the six most recent taxable years.

(c) Each Member, Manager and Economic Interest Owner shall have the right to inspect the books and records of the Company as and to the extent provided by Corporations Code Section 17106; provided that the Company shall have the right to object to the delivery of financial statements, the provision of information, and/or the inspection of books and records on the grounds that the Manager, Member and/or Economic Interest Owner, or such Person's representative, is in a position to use such information to the Company's competitive disadvantage.

3.5. Limits Upon Authority of Members. No Member, acting solely in the capacity of a Member, is an agent of the Company or another Member, nor can any Member, acting solely in the capacity of a Member, bind or act on behalf of the Company or another Member.

3.6. Limited Liability. No Person who is properly acting as a Member of the Company shall be personally liable under any judgment of a court, or in any other manner, for any debt, obligation, or liability of the Company, whether that liability or obligation arises in contract, tort, or otherwise, solely by reason of being a Member. Unless the Member executes a written agreement to do so, the Member shall not be bound to perform the obligations of the Company. The Members hereby adopt limited liability to the fullest extent stated in the Act or provided by law. No Member, except as otherwise specifically provided in the Act, shall be obligated to pay any distribution to or for the account of the Company or any creditor of the Company.

3.7. Indemnity. The Company shall defend and indemnify each Member of and from any demands and claims asserted or brought by Persons (other than the Company and other Members) against the Member in its capacity as a Member; provided, however, that the Company shall not be required to indemnify any Member with respect to a judgment finding the Member liable for any intentional tort committed by the Member.

ARTICLE 4
MEMBERSHIP INTERESTS, UNITS, AND VOTING PERCENTAGE

4.1. Units. Membership Interests will be denominated in units (the "**Units**") and the Units will be divided into two classes. The two classes of Units are Class A Units (the "**Class A Units**") and the Class B Unit (the "**Class B Unit**"). The terms, powers, conditions, designations, preferences, restrictions and privileges of each class of Unit are as follows:

(a) Class A Units. The terms, powers, conditions, designations, preferences, restrictions and privileges of the Class A Units shall be as follows and as may be additionally provided by this Agreement:

(i) Voting. Each Class A Unit is a Voting Unit. Each Class A Unit represents the right to cast one (1) vote on all business of, and other matters affecting, the Company. The holders of the Class A Units have the sole and exclusive right to elect the Board.

(ii) Conversion. A Class A Unit may not be converted into a Class B Unit under any circumstances.

(iii) Economic Interest. The Economic Interest represented by each Class A Unit will be determined by (A) dividing such Class A Unit by the number of Issued Units constituting Class A Units, (B) expressing the quotient so obtained as a percentage rounded to the nearest hundredth, and (C) reducing such percentage by the proportionate share of the Class B Economic Interest allocable to such Class A Unit as determined by the Board.

(b) Class B Unit. The terms, powers, conditions, designations, preferences, restrictions and privileges of the Class B Unit shall be as follows and as may additionally be provided by this Agreement:

(i) Voting. The Class B Unit is a non-voting Unit except as expressly provided by Subsection 14.4(c).

(ii) Conversion. The Class B Unit may not be converted into a Class A Unit under any circumstances.

(iii) Economic Interest. The Economic Interest represented by the Class B Unit (the "**Class B Economic Interest**") will be one percent (1%), initially. The Class B Economic Interest will be subject to dilution until the Class B Economic Interest equals one half percent (0.5%). The Class B Economic Interest shall never be greater than one percent (1%) or less than one half percent (0.5%).

As of the Effective Date, (i) the number of Authorized Units, Issued Units, authorized but unissued Units and Non-Issued Units, (ii) the identity of the owners of the Issued Units and prospective

owners of any Non-Issued Units, (iii) the class each Issued Unit, (iv) the Voting Percentage and the Economic Interest of each Member, (v) whether the Issued Unit was issued as a Profits Interest, and (vi) any Approved Transfers are stated on Member Units Exhibit B.

4.2. Additional Units.

(a) Additional Authorized Units. The Company will not authorize the issuance of any additional Units beyond the number of Authorized Units currently in effect unless the authorization of the additional Units (along with any terms and conditions to the issuance thereof) is approved by the Board; provided that if the additional Units to be authorized are Class B Units, such authorization will require the written approval of the holder of the Class B Unit for the authorization of such additional Class B Units to be valid.

(b) Issuance of Additional Units. No new Units shall be issued to any Person unless the Board approves of the issuance and the Person is a Member at the time of the issuance or is admitted as a new Member at the time of the issuance and the issuance is otherwise in accordance with Section 3.2.

4.3. Preemptive Rights. No Member shall have a preemptive right to participate in the offering or issuance of any new Units unless the Board approves of the issuance of such new Units with a condition that there will be preemptive rights awarded to Members holding one or more particular classes of Units. A preemptive right may only be awarded to Members as a class.

(a) Preemptive Rights Procedure. If an offering or issuance of new Units is subject to preemptive rights, then the Company will give each Member owning the class of Units to whom such preemptive rights have been granted written notice of such Member's preemptive right. Each such Member will have twenty (20) calendar days after such notice to notify the Company that the Member will participate in the offering or issuance. If such Member fails to timely notify the Company of its participation, then the Member will have no preemptive right to participate in the offering or issuance. In implementing the offering or issuance, the Company and the Board will rely upon, and will have the right to rely upon, the failure of such Member to notify the Company of its participation in the offering or issuance.

4.4. Voting Percentage. The "**Voting Percentage**" of a Member means a fraction, expressed as a percentage, the numerator of which is the total number of votes represented by the Voting Units held by the Member and the denominator of which is the total number of votes represented by the total number of Voting Units. The Voting Percentage attributed to each Member is stated on Member Units Exhibit B.

4.5. Certificates. Unless otherwise determined by the Board, Units will not be certificated. If certificates are issued, each certificate shall bear a legend stating that the Units are not registered under any securities laws and further stating that the Units and Membership Interest evidenced thereby are subject to the restrictions on Transfer stated herein.

4.6. Jointly Issued Units. The following shall apply to any jointly issued Units:

(a) Members. Only to the extent required by law: (i) each joint owner shall be considered a separate Member of the Company; (ii) each joint owner shall be deemed to have contributed one-half of the Capital Contribution attributable to such jointly issued Units; and (iii) each joint owner shall be deemed to own a Membership Interest consisting of

one-half of such jointly issued Units. Where not otherwise required by law, such jointly issued Units shall be considered as owned by a single Member.

(b) Voting. For purposes of voting upon or consenting to any actions or matters as provided herein or by law, the vote or consent of either such Persons shall, unless both such Persons are present and voting or indicate otherwise in writing, be deemed the vote or consent of both such Persons. If both are present and voting or submit written consents or refusals, then each shall vote an interest equivalent to one-half of the interest which may be voted by both.

(c) Death of a Joint Owner. The death of an owner of jointly issued Units and the resulting passing of the decedent's Units to the surviving joint owner shall not be deemed a Transfer for purposes of this Agreement; if the surviving joint owner is not then a Member for purposes of this Agreement, such surviving joint owner will have the right to become a Member in accordance with the Section 3.2 but without the requirement for Board approval.

(d) Transfers. Except as otherwise required by law, any proposed Transfer of jointly issued Units shall be of a joint interest and shall require the consent of the joint owners. Any proposed Transfer of jointly issued Units shall be subject to all of the notice requirements and restrictions on Transfer set forth in this Agreement.

(e) Notices. Any notices given to either joint owner shall, unless the Company is otherwise advised in writing, be deemed notice to and be binding on both joint owners.

ARTICLE 5
VOTING RIGHTS OF MEMBERS

5.1. Voting Rights. The voting rights of the Members are defined exclusively by Article 4. All votes by the Members must be taken at a duly noticed meeting of the Members or through a duly executed consent provided in accordance with Subsection 5.2(b). The affirmative vote, approval or consent of a Majority in Interest shall constitute a valid decision of the Members unless a different vote on a specific matter is required by this Agreement or a mandatory provision of the Act.

5.2. Meetings of Members. An annual meeting of the Members will not be held by the Company unless such meeting is called by the Board in its discretion. At an annual meeting, the Company shall report to the Members on the business and affairs of the Company, and the Members shall transact such business as may be brought before the meeting. Special meetings of the Members, for any purpose, may be called by any Manager or by any Member or group of Members holding Voting Units representing a Voting Percentage equal to or greater than twenty-five percent (25%). The notice for a special meeting shall state the purpose of the meeting. The business transacted at the special meeting shall be limited to such purpose. All meetings (annual or special) shall be held at the principal offices of the Company or another reasonable location set by the Board. Members shall be permitted to attend meetings (annual or special) by telephone.

(a) Notice of Meetings. Notice of a meeting of the Members shall state the place, date and hour of the meeting and, in the case of a special meeting, the purpose for which the special meeting is called. Notice shall be given to each Member not less than ten (10) nor more than sixty (60) days before the date of the meeting. Notice may be waived by a writing signed by the Member to be charged with the waiver. Furthermore, attendance of a Member at a meeting shall constitute a waiver of notice of such meeting, except when

the Member attends for the express and exclusive purpose of objecting at the beginning of the meeting to the transaction of business on the grounds that the meeting was not lawfully called or convened.

(b) Action by Consent. Any action which must or may be taken at a meeting of the Members may be taken without a meeting if a consent in writing, setting forth the actions so taken, is signed by Members holding and having the right to vote Voting Units representing the Voting Percentage that is required by this Agreement to act with respect to such action. A notice of a meeting of the Members is not required as a prerequisite to action by consent in accordance with this Subsection. After a written consent is reached and executed, the Company shall provide notice thereof within a reasonable time to all Members owning Units with respect to the action taken by such consent.

(c) Proxies. Every Member owning Voting Units shall have the right to vote such Voting Units either in person or by a written proxy; provided, however, that such Member may provide a proxy only to another Member or to a Family Member of such Member or to such other Person as is acceptable to the Board. No proxy shall be valid after the expiration of one year after the date of the proxy.

(d) Quorum. For votes requiring a quorum, Members holding the number of Voting Units representing the requisite Voting Percentage to approve the matter subject to the vote shall constitute a quorum for the transaction of such business by the Members.

ARTICLE 6
CAPITAL AND MEMBER LOANS

6.1. Capital Accounts. The Company shall establish and maintain an individual Capital Account for each Member in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv) (the "**Capital Account**"). Each Capital Account will be credited with the Capital Contributions made by the Members to the Company, and will be adjusted in accordance with the Treasury Regulations, this Agreement, and Tax Compliance Exhibit C.

6.2. Capital Contributions By Existing Members. Each Member has made Capital Contributions to the Company as of the Effective Date in the amounts, if any, stated on Member Capital Exhibit D.

6.3. Additional Capital Contributions. No Member shall be required to make a Capital Contribution to the Company without the prior written consent of the Member; provided, however, that each Member understands that the Company may raise additional capital through the offering and issuance of new Units in accordance with Article 4, and the offering and issuance of such new Units will result in the dilution of the Economic Interest and/or Voting Percentage held by a Member if the Member does not participate in the offering and issuance.

6.4. Miscellaneous. No Member shall receive or be credited with any interest on a Capital Contribution or the balance of its Capital Account. No Member shall be liable to the Company or another Member to restore any deficit Capital Account balance. Except as provided in Article 8, no Member shall be entitled to receive any distributions from the Company prior to the dissolution of the Company. Except as provided in this Agreement, no Member shall have priority over any other Member regarding the return of any Capital Contribution and no Member shall be entitled to withdraw or reduce a Capital Contribution or to demand or require a return of any Capital Contribution.

6.5. Member Loans. No loans shall be made by a Member to the Company unless the loan (a "**Member Loan**"), and all terms and conditions thereof, are approved by the Board. A Member Loan shall not be considered a Capital Contribution.

ARTICLE 7
ACCOUNTING AND TAX MATTERS

7.1. Fiscal Year: Accounting Method. Unless changed by the Board, the fiscal year and tax year for the Company shall end on December 31. The Board shall determine the accounting methods to be used by the Company.

7.2. Tax Status. Solely for the purpose of income taxes, the Company shall be classified as a partnership and will be subject to the provisions of Subchapter K of Chapter 1 of Subtitle A of the Code; provided, however, that such classification shall not extend or be construed as extending the purposes of the Company or to expand the obligations or liabilities of the Company or its Members. Nor shall such classification create or be construed as creating a partnership or any joint venture relationship between the Members. The income tax matters shall be handled in accordance with Tax Compliance Exhibit C.

7.3. Tax Allocations. The Company's income, gains, losses, deductions, and credits and items thereof for each tax year (the "**Tax Allocations**") shall be allocated among all Members in proportion to their respective Economic Interest. If the Economic Interests of the Members change during a tax year, then (a) the tax year shall be divided into accounting periods by reference to the dates when the Economic Interests were changed; (b) the Tax Allocations for the tax year shall be divided pro-rata among the accounting periods in proportion to the number of days in the accounting period; and (c) the Tax Allocations for each accounting period shall be allocated pro-rata among all Members in proportion to their respective Economic Interests for the applicable accounting period.

7.4. Tax Returns. The Company shall cause to be prepared and timely filed all federal, state and local income tax returns and other returns or statements required by applicable law. In its discretion, the Board may extend the filing deadlines to the fullest extent permitted by applicable tax law. If for any reason the Tax Matters Person can no longer serve in that capacity or ceases to be a Member, a new Tax Matters Person may be appointed by Members holding a Majority in Interest. At least twenty (20) days prior to the deadline (as extended) for the filing of the Company's tax returns, the Company shall send or cause to be sent to each Member the information needed by the Member to complete its federal, state, and local income tax returns. The Board is hereby granted authority to execute tax returns on be behalf of the Company and to delegate such authority to an officer of the Company. If needed, the "**Tax Matters Person**" shall be the Member identified on Member Roster Exhibit A until such Person resigns or is replaced as the Tax Matters Person.

7.5. Bank Accounts. The Company shall maintain the funds of the Company in one or more separate bank accounts in the name of the Company, and shall not permit the funds of the Company to be commingled with the funds of any other Person.

7.6. Books and Records. The books and records of the Company shall be kept, and the financial position and the results of its operations recorded, in accordance with the accounting methods followed for federal income tax purposes. The books and records of the Company shall reflect all the Company transactions and shall be appropriate and adequate for the Company's business. The Company shall maintain at its principal office in California all of the information required by Corporations Code Section 17058.

ARTICLE 8
DISTRIBUTIONS

8.1. Distributable Cash. The cash available for distribution on a particular date (the "**Distributable Cash**") means the cash or cash equivalents held by the Company on the particular date, with the exception of (a) any cash held in an operating reserve for future operating expenses of the Company (the "**Operating Reserve**"), (b) the cash held in the Tax Reserve, and (c) such other cash reserves that are mandated by the Board. The Operating Reserve shall be in an amount set by the Board as a reasonable estimate of the amount of cash that should be reserved to operate the Company.

8.2. Tax Distribution. During the course of each tax year, the Board shall maintain a Tax Reserve in an amount between thirty-five percent (35%) and forty-five percent (45%) of the estimated taxable income and gain (excluding any guaranteed payments to Members or Economic Interest Owners) to be allocated to the Members and Economic Interest Owners (the "**Tax Reserve**"). The funds held in the Tax Reserve for the year shall be distributed to the Members (the "**Tax Distribution**") in a timely manner to allow the tax (including estimated tax payments) attributable to the income passed through the Company to the Members and Economic Interest Owners to be paid when due. The Tax Distribution shall be made pro-rata to all Members and Economic Interest Owners in proportion to their respective Economic Interests; provided, however, that if the Economic Interest of a Member or Economic Interest Owner changes during a tax year, then (a) the tax year shall be divided into accounting periods by reference to the dates when the Economic Interest was changed; (b) the Tax Distribution shall be divided pro-rata among the accounting periods in proportion to the number of days in each accounting period; and (c) the Tax Distribution for each accounting period shall be made pro-rata to the Members and Economic Interest Owners in proportion to their respective Economic Interests for the applicable accounting period.

8.3. Non-Dissolution Distributions. Unless prohibited by law or this Agreement, the Distributable Cash may be distributed by the Company on such dates and in an aggregate amount as are declared by the Board or approved by the affirmative vote, approval or consent of a Super Majority in Interest. The distributions shall be made to the Members and Economic Interest Owners in proportion to their respective Economic Interests. Distributions will be made only from Distributable Cash. If the Company has no Distributable Cash, then no distributions shall be made. Distributions will be made only to Persons who are Members or Economic Interest Owners on the date of the distribution, and the amount of the distribution made to each Member and Economic Interest Owner will be calculated on such date by reference to the Economic Interest and other rights held by the Members and Economic Interest Owners on such date as shown by the books and records of the Company.

8.4. Miscellaneous. All distributions pursuant to this Article shall be in cash. Neither the Company nor any Manager shall incur any liability for making distributions in accordance with this Article. The Company and the Board shall have right to rely upon the records of the Company in making distributions in accordance with this Article.

8.5 Limitations on Distributions. No cash or property shall be distributed to a Member or Economic Interest Owner to the extent that the distribution would (i) render the Company unable to pay its debts as they become due in the usual course of the Company's business, or (ii) cause the debts of the Company (excluding amounts constituting nonrecourse debt secured by Company assets) to exceed the fair market value of Company assets immediately after giving effect to such distribution. For purposes of this Section, the fair market value of assets encumbered by nonrecourse debt shall be included in Company assets only to the extent that such fair market value exceeds such debt. A Member or Economic Interest Owner may be required to return to the Company all distributions made to that Member or Economic Interest Owner in violation of this Section. The Managers may base a determination that a distribution is not prohibited on any of the following: (i) financial statements prepared on the basis of

accounting practices and principles that are reasonable in the circumstances; (ii) a fair valuation; (iii) any other method that is reasonable in the circumstances. Except as provided in Section 17254(e) of the Corporations Code, the effect of a distribution is measured as of the date the distribution is authorized if the payment occurs within one hundred and twenty (120) days after the date of authorization, or the date payment is made if it occurs more than one hundred and twenty (120) days of the date of authorization.

8.6. Dissolution Distributions. If the Company is dissolved, the distributions upon dissolution will be governed by Article 12 instead of this Article 8.

ARTICLE 9
BOARD OF MANAGERS

9.1. Manager Managed; Board of Managers. Pursuant to the Act, the Company elects to be managed by managers and not by its Members. The management of the Company shall be vested in and be performed by a Board of Managers (the "**Board**"). The Board shall consist of three (3) individuals (each a "**Manager**"). A Manager need not be a Member or an Affiliate of a Member or a resident of the State of California. Only the Members shall have the right to elect a Person as a Manager and in such election, the Members shall have the right to vote their Voting Units cumulatively. In other words, each Voting Unit shall be given one vote for each Manager to be elected.

9.2. Authority of Board. Except as limited by this Agreement, the Board shall have full and complete authority, power and discretion to manage the business, affairs, and property of the Company. The authority granted to the Managers is subject to each of following limits:

(a) Majority Action. No individual Manager shall have any authority to act in his capacity as a Manager of the Company unless such action is approved by a majority of the Managers.

(b) Agreement. The Managers shall act in accordance with this Agreement, and shall not commit any act or omission that is in contravention of this Agreement, including undertaking any action that requires approval of the Members without obtaining such approval, including any of the actions set forth in Section 11.6.

(c) Sale of Business. A sale or other transfer of all or substantially all of the Company's assets or a merger or consolidation of the Company with or into another Person shall require the approval of the Board and a Majority in Interest.

(d) Further Limits. The authority granted to the Managers under this Section 9.2 may be directed or limited by resolution adopted by a Super Majority in Interest.

9.3. Term. Each Manager shall hold the office of Manager and discharge the duties of the office until he or she resigns or is removed from the office pursuant to this Article. During such term, each Manager shall devote reasonable time and effort to the business and affairs of the Company. Managers are not required to devote full time to the office.

(a) Resignation. A Manager may resign, at will, at any time and for any or no reason by providing thirty (30) calendar days' prior written notice to the Company and all Members. A Manager also shall be deemed to have resigned upon his or her death. Upon resignation, another Person shall be appointed as Manager in accordance with Section 9.1.

(b) Removal without Cause. A Manager may be removed as a Manager at will at any time, without cause, for any reason (or no reason at all) by a Super Majority in Interest. Upon such removal, another Person shall be appointed as Manager in accordance with Section 9.1.

(c) Removal for Cause. A Manager may be removed for Cause if the removal is approved by a Majority in Interest. If any Member holding a Voting Interest of ten percent (10%) or more objects to such removal for Cause, then the removal shall be delayed until a court of competent jurisdiction determines that the Manager is being removed for Cause. For the purpose of this Section, "**Cause**" shall mean (i) a breach of the Manager's fiduciary duties; (ii) a material inability of the Manager to perform his duties as Manager; (iii) any act or omission by the Manager which is in material contravention of this Agreement; or (iv) gross negligence by the Manager in performance of his duties. In the event of removal of a Manager for Cause, another Person shall be appointed as Manager in accordance with Section 9.1. The Members hereby agree that any dispute over a removal for Cause shall be a justiciable controversy for the purpose of a declaratory judgment action before the Court, and the Court in such action shall have the power and authority to issue a preliminary injunction removing the Manager pending the final outcome of the suit.

(d) Vacant Seats. If a seat on the Board becomes vacant for any reason, then the Company shall provide notice to the Members of the vacancy and the seat shall be filled by appointment in accordance with Section 9.1. Furthermore, if the office of any Manager is vacant for a period of at least ninety (90) days, then the Company shall provide a second notice to the Members of the vacancy. If the office remains vacant for a period of fifteen (15) days after the date of the second notice, then the office of the Manager shall be abolished and all authority to manage the Company will revert to the remaining Manager or Managers. If the offices of all Managers are vacated pursuant to this Subsection, then the Board shall be abolished and all authority to manage the Company shall revert to the Members.

9.4. Compensation of Managers. The Managers shall not be paid any compensation for serving as Managers unless such compensation is approved by the Members or except as otherwise expressly required by the Act. Each Manager shall be reimbursed for out-of-pocket and non-overhead business expenses that are reasonably and necessarily incurred in performing his or her services as a Manager.

9.5. Board Meetings and Votes. The Board may designate times for the conduct of regular meetings of the Board. No notice need be given of regular meetings for which the Board has designated a time. Special meetings of the Board may be held at any time if called by a Manager. Notice of a special meeting shall be sent by facsimile transmission or by email to the last known facsimile number or email address of each Manager at least one (1) business day before the meeting. Notice of the time, place and purpose of any meeting may be waived in writing before or after such meeting, and such waivers shall be equivalent to the giving of notice. Attendance at such meeting shall also constitute a waiver of notice thereof, except where a Manager attends for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting need be specified in the notice or waiver of notice of such meeting. Board meetings shall be held at reasonable locations, and the Managers shall be permitted to attend by telephone. Any action that may be taken at a meeting of the Board may be taken without a meeting if a consent in writing, setting forth the action to be taken, is signed by Managers with the requisite authority to take such action. Such consent shall have the same force and effect as a vote

duly called and held. No notice shall be required in connection with the use of such written consent. A quorum for the transaction of business at a Board meeting or by written consent shall require the presence of a majority of the Board. The vote or consent of a majority of the Board shall constitute an act of the Board.

9.6. Performance of Duties; Liability of Managers. A Manager shall not be liable to the Company or to any Member for any loss or damage sustained by the Company or any Member unless the loss or damage shall have been the result of a knowing violation of law, fraud, deceit, reckless conduct, or intentional misconduct by the Manager. In performing his duties, a Manager shall be entitled to rely on information, opinions, reports, or statements, including financial statements and other financial data, of the following Persons or groups unless the Manager has knowledge concerning the matter in question that would cause such reliance to be unwarranted: (a) one or more officers, employees or other agents of the Company whom the Manager reasonably believes to be reliable and competent in the matters presented; (b) any attorney, independent accountant, or other professional as to matters which the Manager reasonably believes to be within such Person's professional or expert competence; and (c) a committee upon which the Manager does not serve which committee the Manager reasonably believes to be reliable and competent.

9.7. Limited Liability. No Manager shall be personally liable under any judgment of a court, or in any other manner, for any debt, obligation, or liability of the Company, whether that liability or obligation arises in contract, tort, or otherwise, solely by reason of being a Manager.

9.8. Officers. The Board shall have the authority to retain and appoint one or more individuals to serve as officers of the Company with all of the duties and responsibilities ordinarily held by a Person filling such office for a corporation; provided, however, that any such officer shall, at all times, be required to serve at the pleasure of the Board.

9.9. Indemnity. The Company shall defend and indemnify each Manager (and each duly authorized and appointed officer of the Company) of and from any demands and claims that are asserted or brought by Persons (other than the Company) against the Manager in his or her capacity as a Manager (or officer in his or her capacity as an officer); provided, however, that the Company shall not be required to indemnify any Manager (or officer) with respect to a judgment finding the Manager (or the officer) directly liable for any intentional tort.

9.10. Advisory Board. The Board shall have authority to establish an advisory board of managers (the "**Advisory Board**") consisting of such number of individuals, who need not be Members of the Company, as the Board deems appropriate. The Board shall have the exclusive authority to appoint individuals to and remove individuals from the Advisory Board, and to cause the Company to pay members of the Advisory Board for serving the Company in such capacity. Such payment may be in the form of Unit issuances and options to acquire Units. The role of a member of the Advisory Board shall be limited to providing the Board counseling on an advisory basis only. A member of the Advisory Board shall not have the right to vote on any Company matters, bind the Company with respect to any matter, or incur any obligation on behalf of the Company. Members of the Advisory Board shall be entitled to indemnification to the same extent as a Manager is entitled to indemnification from the Company under Section 9.9.

ARTICLE 10
TRANSFERS OF MEMBERSHIP INTERESTS

10.1. Transfer Notice. The transferor and transferee of any Transfer shall provide written notice of the Transfer to the Company (the "**Transfer Notice**").

10.2. Restrictions on Lien Transfers. No Member shall voluntarily grant any lien, security interest, or other encumbrance in or upon its Units or Membership Interest, or any portion thereof, unless such Lien Transfer is approved by the Board; provided, however, that no Lien Transfer shall grant the holder of the lien or encumbrance any right to vote any Units. If any Lien Transfer results in the disposition of the whole or part of any Units or Membership Interest, then (a) if such disposition is voluntarily made by the Member, the disposition shall be subject to the restrictions set forth in Section 10.3; or (b) if such disposition is involuntary, then the disposition will be an Unapproved Transfer for the purpose of Section 10.5.

10.3. Restrictions on Other Transfers. With the exception of Permitted Transfers, no Member shall cause, complete, or permit a Transfer in whole or in part of such Member's Units or Membership Interest unless (a) the Member proposing to transfer the Units has owned the Units for at least one year (unless such holding period is waived by the Company in writing); (b) the proposed Transfer is for a bona fide sale of Units for a lump sum cash purchase price (the "**Cash Purchase Price**"); (c) the proposed Transfer is approved by the Board; (d) the transferee is admitted as a new Member in accordance with Section 3.2; and (e) either the transferor or transferee pays the reasonable costs incurred by the Company to implement the Transfer. The transferring Member shall provide written notice to the Company and all Members of the proposed Transfer (the "**Proposed Transfer Notice**"). The Proposed Transfer Notice shall disclose full and complete information concerning the proposed Transfer, including the Cash Purchase Price and all terms and conditions of the proposed transaction. If a Transfer is approved under this Section (an "**Approved Transfer**"), the Transfer will be subject to the rights of first refusal and the tag along rights described in Subsections 10.3(a), 10.3(b), and 10.3(c). Any Transfer in violation of this Section will be an Unapproved Transfer for the purpose of Section 10.5. Except as provided in Subsection 10.2(a), this Section shall not apply to Lien Transfers.

(a) Company's Right of First Refusal. Each Member ("**Grantor**") hereby grants to the Company an option to acquire the Subject Units of Grantor in exchange for the Cash Purchase Price, in the event that Grantor seeks to Transfer the Subject Units and the approval of the Transfer is required and provided in accordance with this Section 10.3. The Company shall have thirty (30) calendar days after the Transfer is approved to exercise this option. If the option is not exercised within the thirty (30) day period, it will expire and become null and void. During the thirty (30) day period, Grantor shall not implement the Transfer. The Company shall not exercise this option unless the exercise is approved by the Board. To exercise this option, the Company shall provide written notice thereof (the "**Exercise Notice**") to the Grantor and all Members. If the option is exercised, Grantor shall Transfer the Subject Units to the Company, and the Company shall pay Grantor the Cash Purchase Price. The closing on the Transfer shall occur within ninety (90) calendar days after the Exercise Notice. For the purpose of this Subsection, the phrase "**Subject Units**" means the Class A Units that are the subject of the proposed Transfer. With respect the Class B Unit, the foregoing option is in addition to the Company's separately negotiated redemption right respecting the Class B Unit.

(b) Members' Right of First Refusal. Grantor (excluding the holder of the Class B Unit) hereby grants to all other Members not in default under this Agreement on the date of the Proposed Transfer Notice (the "**Other Members**") an option to acquire the Subject Units of Grantor in exchange for the Cash Purchase Price, in the event that Grantor seeks to Transfer the Subject Units and the approval of the Transfer is required and provided in accordance with this Section 10.3. This option is subordinate to the option granted to the Company under Subsection 10.3(a), and shall become null and void (even if exercised) if the Company exercises its option under Subsection 10.3(a). Each Other Member shall

have forty-five (45) calendar days after the Transfer is approved to exercise this option. If this option is not exercised within the forty-five (45) day period, it shall expire and become null and void. During this forty-five (45) day period, Grantor shall not implement the Transfer. To exercise its option, an Other Member shall provide written notice thereof (the "**Exercise Notice**") to Grantor, the Company, and all other Members. If the option is exercised, Grantor shall Transfer the Subject Units to the exercising Other Member(s), and the exercising Other Members(s) shall pay Grantor the Cash Purchase Price. The closing on the Transfer shall occur within ninety (90) calendar days after the last Exercise Notice. If more than one Other Member elects to exercise this option (the "**Electing Members**") then, unless they agree otherwise in writing, the Electing Members shall acquire a pro-rata share of the Subject Units in proportion to the Economic Interests of the Electing Members. For the purpose of this Subsection, the phrase "**Subject Units**" means the Class A Units that are the subject of the proposed Transfer. No Member shall have a right of first refusal with respect to the Class B Unit.

(c) Tag Along Rights. If a Transfer of Class A Units is approved under Section 10.3, and provided that the options granted in Subsection 10.3(a) and Subsection 10.3(b) are not exercised, the transferring Member shall give each non-transferring Member who is not then in default under this Agreement (other than the holder of the Class B Unit) the option to have a portion of such non-transferring Member's Units substituted for the Units that are proposed to be Transferred by the transferring Member. The number of Units which may be substituted by such non-transferring Member shall be determined by multiplying the amount of the total Units which are to be transferred by a fraction, the numerator of which is the amount of Units owned by such non-transferring Member and the denominator of which is the amount of all outstanding Units of the Company. The non-transferring Member must exercise this option by providing written notice thereof (the "**Exercise Notice**") to all Members within sixty (60) calendar days after the Transfer is approved. During this sixty (60) day period, Grantor shall not implement the Transfer. If the Exercise Notice is not provided within the sixty (60) day period, the option provided under this Subsection shall expire and become null and void. If the option is exercised, the transferring Member and the non-transferring Member shall reasonably cooperate to implement the Transfer.

10.4. Permitted Transfers. Subject to the terms and conditions stated in this Section, the following Transfers (each, a "**Permitted Transfer**") shall not be subject to the restrictions upon Transfer stated in Section 10.3 or the rights of first refusal and tag along rights stated in Section 10.3.

(a) Transfers Pursuant to this Agreement. A Transfer of Units resulting from the proper exercise of a right to Transfer provided by this Agreement shall be a Permitted Transfer, including Transfers under Section 3.3, Subsection 10.3(a), Subsection 10.3(b), Subsection 10.3(c), and Section 10.5.

(b) Board Approval. Subject to the conditions stated in this Subsection, a proposed Transfer of Units for estate planning purposes that is approved expressly as a Permitted Transfer by the Board shall be a Permitted Transfer. A Transfer pursuant to this Subsection is prohibited and shall be of no force and effect unless and until the transferee (or the transferee's authorized representative) executes a binding instrument in form and substance acceptable to the Board agreeing (i) to be bound by all of the terms of this Agreement as a Member of the Company, including all restrictions set forth herein, and (ii) to pay the reasonable costs incurred by the Company in implementing the Transfer.

(c) Transfers to Trusts. Subject to the conditions stated in this Subsection, a Transfer of Units for estate planning purposes by a Member who is an individual (the "**Settlor**") to one or more trusts, the sole beneficiaries of which are at all times the Settlor and/or the Settlor's Family Members shall be a Permitted Transfer and the trust shall be admitted as a Member of the Company without the approval or procedure required by Section 3.2. Any Units Transferred to the Trust shall be automatically subject to the rights of first refusal and tag along rights set forth in Section 10.3 if any trustee or beneficiary of the trust is not the Settlor or a Family Member of the Settlor. A Transfer pursuant to this Subsection is nevertheless prohibited and shall be of no force and effect unless and until the trustee executes a binding instrument in form and substance acceptable to the Company agreeing to be bound by all of the terms of this Agreement, including all restrictions set forth herein, and (ii) to pay the reasonable costs incurred by the Company in implementing the Transfer.

(d) Transfers to Trust Beneficiaries. Subject to the conditions stated in this Subsection, if a Member is a trust and/or a trustee acting on behalf of a trust, then a Transfer of Units pursuant to the terms of the trust agreement to a beneficiary of the trust who is a Family Member of the Settlor shall be a Permitted Transfer and the transferee, if not then a Member of the Company, shall be admitted as a Member of the Company without the approval or procedure required by Section 3.2 unless the Board determines that the Transfer would violate, or cause the Company to be in violation of, applicable securities laws. A Transfer pursuant to this Subsection is prohibited and shall be of no force and effect unless and until the transferee (or the transferee's authorized representative) executes a binding instrument in form and substance acceptable to the Company agreeing (i) to be bound by all terms of this Agreement, including all restrictions set forth herein, and (ii) to pay the reasonable costs incurred by the Company in implementing the Transfer.

(e) Transfers to Entities. Subject to the conditions stated in this Subsection, a Transfer of Units for estate planning purposes by a Member who is an individual (the "**Principal Owner**") to an Entity all of the equity or other ownership interest of which is at all times owned by Family Members of the Principal Owner shall be a Permitted Transfer and the Entity shall be admitted as a Member of the Company without the approval or procedure required by Section 3.2. Any Units Transferred to an Entity shall be automatically subject to the rights of first refusal and tag along rights set forth in Section 10.3 if any shareholder, member, partner, director, manager or officer of the Entity is not the Principal Owner or a Family Member of the Principal Owner. A Transfer pursuant to this Subsection is nevertheless prohibited and shall be of no force and effect unless and until the Entity executes a binding instrument in form and substance acceptable to the Company agreeing (i) to be bound by all terms of this Agreement, including all restrictions set forth herein, and (ii) to pay the reasonable costs incurred by the Company in implementing the Transfer.

(f) Transfers to Entity Owners. Subject to the conditions stated in this Subsection, if a Member is an Entity, then a Transfer of Units to an owner of the Entity who is the Principal Owner with respect to such Entity or a Family Member of such Principal Owner shall be a Permitted Transfer. If the Entity was a Member at the time of the Permitted Transfer, then the transferees shall all be admitted to the Company as Members without the approval or procedure required by Section 3.2 unless the Board determines that the Transfer would violate, or cause the Company to be in violation of, applicable securities laws. If the Entity was not a Member at the time of the Permitted Transfer, then any

transferee not already then admitted as a Member shall all be admitted to the Company as Economic Interest Owners. A Transfer pursuant to this Subsection is prohibited and shall be of no force and effect unless and until the transferee (or the transferee's authorized representative) executes a binding instrument in form and substance acceptable to the Company agreeing (i) to be bound by all terms of this Agreement, including all restrictions set forth herein, and (ii) to pay the reasonable costs incurred by the Company in implementing the Transfer.

(g) Transfers to Family Members. Subject to the conditions stated in this Subsection, a Transfer of Units that is made by disposition of a Member upon the death of the Member (by will, trust, or intestate succession) to a Family Member of the deceased Member or to a trustee, guardian or custodian for the benefit of such Family Member shall be a Permitted Transfer and any Family Member who was not Member of the Company at the time of such Permitted Transfer shall be admitted to the Company as a Member without the approval or procedure required by Section 3.2 unless the Board determines that the Transfer would violate, or cause the Company to be in violation of, applicable securities laws. A Transfer pursuant to this Subsection is prohibited and shall be of no force and effect unless and until the transferee (or the transferee's authorized representative) executes a binding instrument agreeing in form and substance acceptable to the Company (i) to be bound by all terms of this Agreement, including all restrictions set forth herein, and (ii) to pay the reasonable costs incurred by the Company in implementing the Transfer.

10.5. Company's Right to Redeem. Subject to the provisions of this Section, the Company shall have the right (but not the obligation) to redeem all Units that are the subject of an Unapproved Transfer. The Company may exercise this right at any time within three years after the later of the date when the Company received a Transfer Notice for the Transfer or the date when the Company learns of the Unapproved Transfer. To exercise this right, the Company shall provide written notice thereof (the "**Exercise Notice**") to the transferring Member and all other Members, and shall make a reasonable effort to provide reasonable notice to the transferee which, depending upon the circumstances, may be provided by regular mail, hand delivery, publication, or other available means. The Company shall not exercise this right until the exercise is approved by the Board or by non-transferring Members holding a Majority in Interest. The transferor shall have thirty (30) calendar days after the Exercise Notice is sent to cure the Unapproved Transfer either by reversing the Transfer, or by obtaining the approval of the Transfer by non-transferring Members holding a Majority in Interest; and approval of the admission of the Transferee as Member in accordance with Section 3.2. If the Unapproved Transfer is not cured within the thirty (30) day period, then the Company shall have the right to redeem the Units from the transferor and/or transferee in exchange for a payment to be made by Company in the amount stated in Subsection 10.5(a) subject to the payment terms stated in Subsection 10.5(b).

(a) Redemption Price. The price payable by the Company for the redemption of the transferred Units (the "**Redemption Price**") will be an amount equal to the lower of (i) one-half of the amount of the Capital Account of the transferring Member on the date of the Exercise Notice; or (ii) one-half of the fair market value of the Units redeemed by the Company as determined by an appraiser to be selected by the Company. In its sole discretion, the Company may elect to avoid the calculation in Subsection (ii) hereof and pay the amount under Subsection (i) hereof.

(b) Redemption Terms. The Company will pay the Redemption Price, together with interest thereon at the Applicable Federal Rate in sixty (60) equal monthly installments of principal and interest. The Company may prepay the Redemption Price and accrued

interest, in whole or in part, without penalty. The payee shall provide the Company with thirty (30) days' written notice and opportunity to cure with respect to any failure of the Company to make any payment. The payee shall have no right to accelerate the Redemption Price upon default in payment. The Closing Date on the redemption shall be the date that is ninety (90) calendar days after the Exercise Notice. The Company may tender the Redemption Price through an interpleader action in the event of any dispute among the transferor and transferee concerning the proper payee. The costs of such action shall be paid by transferor or transferee and may be deducted by the Company from the Redemption Price.

10.6. Effect of Transfer. Unless the Transfer is an approved Lien Transfer, an Approved Transfer or a Permitted Transfer, the transferee of a Transfer shall acquire no rights under this Agreement, including no right to receive distributions, no right to receive Tax Allocations, and no right to vote on or to approve any matter. If Units are acquired by a transferee as a result of an Approved Transfer or Permitted Transfer, then the Units shall be subject to and governed by the terms and conditions of this Agreement, including all restrictions upon Transfer, and the transferee may only Transfer the acquired Units in accordance with this Agreement.

(a) Non-Member Unapproved Transfers. If, notwithstanding this Agreement, a court of competent jurisdiction (or an arbitrator with jurisdiction) determines that Units have been transferred to a Person who has not been admitted as a Member in accordance with this Agreement, then (i) the transferee shall hold the status of an Economic Interest Owner with respect to the transferred Units; (ii) the Units acquired by the transferee shall be subject to all restrictions upon Transfer set forth in this Agreement; and (iii) the Transfer shall be an Unapproved Transfer for the purpose of Section 10.5.

(b) Involuntary Transfers. If a court of competent jurisdiction (or an arbitrator with jurisdiction) determines that the restrictions upon Transfer set forth in this Agreement are not enforceable with respect to an involuntary Transfer, then (i) the transferee of the involuntary Transfer shall hold the status of an Economic Interest Owner with respect to the transferred Units; (ii) the Units acquired by the transferee shall be subject to all restrictions upon Transfer set forth in this Agreement; and (iii) the Transfer shall be an Unapproved Transfer for the purpose of Section 10.5.

10.7. Authorization to Implement - Power of Attorney. The parties hereby grant the Company the authority and an irrevocable power of attorney, which shall be coupled with an interest, to implement all changes in Units and Membership Interests that result from Transfers, including the Transfer arising from exercise of the rights described in this Article.

ARTICLE 11
COVENANTS AND PROHIBITED ACTIONS

11.1. Other Business Ventures or Opportunities. Except as provided in Section 11.3, the Members, Managers, Economic Interest Owners, and their respective Affiliates may engage in or possess an interest in other business ventures of every nature and description, independently or with others, and neither the Company nor the Members nor any Economic Interest Owner, shall have any right by virtue of this Agreement or their relationship as Members or Economic Interest Owners, in or to such other business ventures or to the income or profits derived therefrom. Furthermore, the Members, Managers, Economic Interest Owners, and their respective Affiliates shall not be obligated to present any investment or business opportunity to the Company or any Member or Economic Interest Owner, even if such opportunity is of a nature which, if presented to the Company or any Member or any Economic Interest

Owner, could or would be of interest to the Company or the Member or the Economic Interest Owners.

11.2. Contracts with Members or Others. Except as otherwise provided in this Agreement, the Company may enter into agreements with one or more Members or Economic Interest Owners or their respective Affiliates (including agreements to provide leasing, management, legal, accounting, financial, brokerage, development, computer, or other services to the Company) if the agreement either (i) is on terms that are not less favorable than if the agreement were not with the Member, Economic Interest Owners or the Member's or Economic Interest Owner's Affiliate; or (ii) is on such terms that are fair and reasonable under all the circumstances; or (iii) is approved by the majority vote of disinterested Managers; or (iv) is approved by disinterested Members holding a Majority in Interest. The validity of any such transaction shall not be affected by reason of the relationship between such Person and the Company or any of its Members, Economic Interest Owners or their respective Affiliates. The Members, Economic Interest Owners and Affiliates that are parties to such agreements shall have the same right to enforce such agreements and to assert remedies against the Company as a Person who is not a Member or Economic Interest Owner.

11.3. Trade Secrets, Confidential Information, Competition. Each Member and Economic Interest Owner hereby agrees and, by accepting a position as Manager, each Manager hereby agrees, as follows:

(a) Trade Secrets, Confidential Information. He or she has received and may in the future receive information concerning the development and operation of the Company that is a trade secret of the Company. In addition, he or she has received and may in the future receive confidential information of the Company concerning the development and operation of the Company. Such confidential information has and will include information concerning product development, market strategies, auction strategies, computer software designs, existing and prospective customers, existing and prospective suppliers, existing and prospective competitors, existing and prospective investors, applicable technologies, exit strategies, revenues, profits, and past and future financial matters. Consequently, such Person covenants that he or she (i) will maintain the Company's trade secrets and confidential information in strict confidence; (ii) will disclose such trade secrets and confidential information only to employees and agents under his or her control who have a need to know such information; and (iii) will not use such trades secrets and confidential information in any way to the detriment of the Company. For the purpose of this Section, trade secrets and confidential information shall not include information in the public domain through no fault of such Person, information already known by such Person prior to the disclosure, or information that is required to be disclosed by law.

(b) Entity Owners or Entity Managers. If a Member or Economic Interest Owner is an Entity, then the Member or Economic Interest Owner will not cause or permit any of the following events (the "**Entity Events**") to occur unless the Entity Event is approved by the Board: (i) the acquisition of an ownership interest in the Entity by a competitor of the Company, or (ii) the acquisition of an ownership interest in the Entity by any Person if such Person is in a position to use the confidential information or trade secrets of the Company to the direct detriment of the Company.

(c) Remedies. Each Member, Economic Interest Owner and Manager agrees that the covenants made in this Section are reasonable given the circumstances. Each Manager agrees and understands that the Company has relied upon these covenants in accepting him or her as a Manager. Each Member and Economic Interest Owner agrees and

understands that the Company has relied upon these covenants in admitting him or her as a Member. Each Member, Economic Interest Owner and Manager agrees that the Company may exercise all available rights (at law or in equity) for breach of the covenants provided in this Section. Each Member, Economic Interest Owner and Manager hereby waives all requirements that the Company post a bond in support of any equitable remedy. Furthermore, in addition to all remedies available at law or in equity, each Manager agrees that a breach of the covenants stated in this Section shall constitute Cause for removal under Section 8.3.

11.4. Litigation against a Member, Economic Interest Owner or Manager. No litigation or arbitration proceeding shall be commenced by or on behalf of the Company against a Member or Economic Interest Owner unless the commencement is approved by the Board and other Members holding a Majority in Interest. If such litigation or proceeding is commenced, all material decisions by the Company in such litigation or proceeding shall be approved by the Board. No litigation or arbitration proceeding shall be commenced by or on behalf of the Company against a Manager unless the commencement is approved by a Majority in Interest; provided, however, that a Member shall remove and recuse himself or herself from the vote if the Manager is the Member or an Affiliate of the Member. If such litigation or proceeding is commenced, all material decisions by the Company in such litigation or arbitration proceeding shall be approved by the Board; provided, however, that the Manager against which the litigation or proceeding was brought shall remove and recuse himself from participation in such decisions. Nothing in this Section shall limit or impair the rights, if any, of a Member or Economic Interest Owner to commence or prosecute a derivative suit.

11.5. Business Property. Title to Business Property shall be held in the name of the Company. No Member or Economic Interest Owner shall have any ownership interest in or rights to Business Property except indirectly by virtue of its ownership of a Membership Interest. Business Property shall not be commingled with the property of any Manager, Member or Economic Interest Owner, and shall not be used for any purpose other than a Company purpose. Business Property is not and will not be suitable for partition. Accordingly, each Member and or Economic Interest Owner irrevocably waives any and all rights it may have to maintain any action for partition of Business Property.

11.6. Actions Requiring Approval by a Super Majority in Interest. Unless a different vote is required or permitted by this Agreement with respect to any of the matters listed below, no action shall be taken by or on behalf of the Company (by a Member, Manager, officer of the Company, or otherwise) on any the following matters (which, when accompanied by a reference to a Section of this Agreement, are qualified in their entirety by reference to that Section), unless the action or matter is approved by the affirmative vote, approval or consent of a Super Majority in Interest:

(a) Withdrawal of a Member. Such approval is required for a Member to withdraw as such from the Company as provided in Section 3.3.

(b) Non-Dissolution Distributions. Such approval is required for Member authorized non-dissolution distributions as provided in Section 8.3.

(c) Directing or Limiting Manager Authority. Such approval is required to direct or limit the authority of the Managers as provided in Subsection 9.2(c).

(d) Manager Removal Without Cause. Such approval is required for removing a Manager without Cause as provided in Subsection 9.3(b).

(e) Dissolution. Such approval is required to voluntarily dissolve the Company as provided in Subsection 12.1(b).

(f) Agreement Amendments. Such approval is required for certain amendments to this Agreement as provided in Section 14.4.

(g) Certain Extraordinary Transactions. Such approval is required for any of the following: (i) a change in the Company's election to be classified as a partnership for income tax purposes, (ii) a change in the Company's status from one in which the management of the Company is vested in Managers to one in which the management resides in Members, and (iii) the possession of Business Property for any purpose other than the business of the Company.

(h) Other. Such approval is required for any other action that requires approval by a Super Majority in Interest under this Agreement.

ARTICLE 12
DISSOLUTION

12.1. Dissolution Events. No act, thing, occurrence, event, circumstance, or condition shall cause or result in the dissolution of the Company, except that the Company shall dissolve upon the occurrence of any of the following events (the "**Dissolution Events**"):

(a) The entry of a decree of judicial dissolution pursuant to the Act;

(b) The approval of the dissolution by a Super Majority in Interest;

(c) The sale or other disposition of all or substantially all of the assets of the Company, and the receipt and distribution of all the proceeds therefrom; or

(d) The merger or consolidation of the Company with or into another entity under circumstances where the Company is not the surviving entity.

12.2. Wind Up. Upon the occurrence of a Dissolution Event, the Board or a Person appointed by a Majority in Interest in lieu of the Board (the "**Liquidator**") shall wind up the affairs of the Company in accordance with the Act, and shall proceed with the liquidation and termination of the Company as promptly as possible, but in an orderly and business-like manner so as not to involve undue sacrifice. The Liquidator shall execute a Certificate of Dissolution in such form, if any, as shall be prescribed by the California Secretary of State, and shall also cause to be filed, in the office of and on a form prescribed by the California Secretary of State, such other documents as may be required under the Act upon the completion of the dissolution and winding up of the affairs of the Company.

12.3. Order of Payment of Liabilities and Dissolution Distributions. The proceeds received upon the liquidation of the assets of the Company (the "**Dissolution Proceeds**") after payment of the expenses of liquidation shall be applied and distributed as follows and in the following order of priority:

(a) First, the Dissolution Proceeds shall be used for the pro-rata payment of all known debts and liabilities of the Company, including the payment of properly approved debts, liabilities, and Member Loans owed to Members and loans to Economic Interest Owners as creditors of the Company.

(b) Second, the remaining Dissolution Proceeds, if any, shall be used for the establishment of a tax reserve, and may be used for the establishment of any other reserve that the Board may deem reasonably necessary for any contingent, conditional or unasserted claims or obligations of the Company. Such reserve may be paid over by the Company to an escrow agent to be held for disbursement in payment of any of the aforementioned liabilities and, at the expiration of such period as shall be deemed advisable by the Board, for distribution of the balance in the manner provided in this Article.

(c) Finally, the remaining Dissolution Proceeds, if any, shall be distributed pro-rata to all Members and Economic Interest Owners in proportion to the amounts of their respective positive Capital Account balances.

12.4. Limitation to Dissolution Distributions. Upon dissolution, each Member and Economic Interest Owner shall be only be entitled to look to the assets of the Company for any distributions upon liquidation or dissolution, and shall have no recourse against any other Member, Economic Interest Owner or Manager for the distributions or return of capital.

12.5. No Action for Dissolution. Except as expressly permitted in this Agreement, no Member or Economic Interest Owner shall take any voluntary action that causes the dissolution of the Company. Furthermore, the Members and Economic Interest Owners acknowledge that irreparable damage would be done to the goodwill reputation of the Company if any Member or Economic Interest Owner should bring an action in court to dissolve the Company under circumstances where dissolution is not required or expressly permitted herein. The Members and Economic Interest Owners acknowledge that this Agreement provides for fair treatment of all parties, a management system that is generally designed to avoid deadlock, and equitable payment in the event of dissolution or liquidation. Accordingly, except where the Members have failed to liquidate the Company as required by this Article 12, each Member and Economic Interest Owner hereby waives and renounces its right to initiate legal action to seek a decree of judicial dissolution of the Company on the grounds that the Company is suffering or is threatened with irreparable injury because the Members or Managers are so deadlocked respecting the management of the affairs of the Company that the requisite vote for action cannot be obtained.

ARTICLE 13
CERTAIN ACKNOWLEDGMENTS AND DISCLOSURES

13.1. Member Acknowledgments and Representations. Each Member and Economic Interest Owner acknowledges, understands and represents to the Company the following:

(a) The Member/Economic Interest Owner has acquired his or her Units and the Membership Interest or Economic Interest represented thereby for his or her own investment and not with a view toward the subdivision, resale, distribution or fractionalization thereof. The Member/Economic Interest Owner has no contract, undertaking, arrangement or obligation with or to any Person to sell, transfer or otherwise dispose of the Units or the Membership Interest or Economic Interest represented thereby or any portion thereof and has no present intention to enter into any such contract, undertaking, agreement or arrangement.

(b) The Units held by the Member/Economic Interest Owner have not been registered and may never be registered under any federal or state securities laws. The Member may be required by applicable securities laws to hold the Units indefinitely unless they are subsequently registered under applicable securities laws or are transferred pursuant to an exemption from such registration. In addition to applicable securities laws, the

Membership Interest, Economic Interest and Units are subject to restrictions upon Transfer stated in this Agreement.

13.2. Drafting Counsel. The law firm of Douthit Frets Rouse Gentile & Rhodes, LLC (the "**Firm**") has performed work with respect to the drafting of this Agreement. The Firm is acting as legal counsel of the Company in connection with the preparation of this Agreement and not as counsel to any Member. Each Member represents that neither the Firm nor any member or employee thereof has provided any legal representation to any Member concerning the negotiation or execution of this Agreement; that such Member has relied upon its own independent judgment in entering into this Agreement; and that such Member has retained its own independent legal representation or has been provided ample opportunity to seek the advice of independent counsel with respect to the negotiation and execution of this Agreement. Each Member understands that the Firm and its members and employees will rely upon these representations and waivers in executing and performing work concerning this Agreement.

13.3. Tax Consequences. Each Member and Economic Interest Owner hereby acknowledges (i) that the Company has made no warranties or representations to it with respect to the income tax consequences to such Member or Economic Interest Owner of the execution and performance of this Agreement or of the other transactions contemplated herein; (ii) that such Member/Economic Interest Owner is in no manner relying on the Company or its representatives for an assessment of such tax consequences; (iii) that such Member/Economic Interest Owner has been strongly advised and encouraged to seek independent legal, tax and other professional counsel with regard to the legal, tax, and other financial consequences to it of this Agreement and the transactions contemplated herein; and (iv) that such Member/Economic Interest Owner has had reasonable and adequate opportunity to seek such independent legal, tax and other professional counsel. Without limiting the generality of the foregoing, each Member and Economic Interest Owner specifically understands that it is such Member's/Economic Interest Owner's sole responsibility (and not the responsibility of the Company) to determine the tax consequences of this Agreement and transactions contemplated herein.

13.4. Reasonable Terms. Each Member and economic Interest Owner acknowledges and agrees that the terms and provisions of this Agreement (including Section 3.3, Section 3.4, Section 3.6, Section 8.4, Subsection 9.3(c), Article 10, Article 11, Section 12.4, Section 12.5 and this Article 13) are reasonable under the circumstances, which circumstances include the harm to the Company, the Members and the Economic Interest Owners if such terms and provisions are not enforced.

ARTICLE 14
MISCELLANEOUS MATTERS

14.1. Further Assurances. The parties shall execute such other documents as may be reasonably required to implement the transactions stated herein.

14.2. Waiver of Default. No consent or waiver with respect to any breach or default of any provision of this Agreement shall constitute a waiver of, agreement to, or acquiescence in any other breach or default by any party of the same provision or any other provision of this Agreement. Failure or delay on the part of the Company or a Member or an Economic Interest Owner to act or complain of any act shall not be deemed or constitute a waiver by the Company, the Member or the Economic Interest Owner of any rights hereunder.

14.3. Discretion in Providing Consent. If a Member has the right herein to consent to or approve a transaction or matter, such consent or approval may be withheld in the sole discretion of such Member for any reason or no reason at all, without any covenants of good faith or fair dealing.

14.4. Amendments to Agreement. This Agreement shall not be amended, unless the amendment is in writing and is approved in accordance with this Section. Except as provided in Subsections 14.4(a), 14.4(b), and 14.4(c), this Agreement may be amended by a written agreement that is approved by a Majority in Interest.

(a) Exhibits. Each Manager is hereby granted administrative authority to amend Member Roster Exhibit A from time to time to correct clerical errors or to reflect authorized changes concerning Members or the Tax Matters Person. Each Manager is hereby granted administrative authority to amend Member Units Exhibit B from time to time to correct clerical errors or to reflect authorized changes concerning Units, Voting Percentages, Economic Interests, and Approved Transfers of Record. Each Manager is hereby granted administrative authority to amend Tax Compliance Exhibit C as and to the extent expressly permitted by the terms of said Exhibit. Each Manager is hereby granted administrative authority to amend Member Capital Exhibit D from time to time, to correct clerical errors or to reflect authorized changes concerning Member capital and Capital Accounts.

(b) Specific Agreement Provisions. Any provision of this Agreement that requires a vote or approval of the Members by a vote that is different than approval by a Majority in Interest may only be amended by the required Member vote as set forth in such provision. For example, if a particular provision of this Agreement calls for approval by a Super Majority in Interest, that provision can only be amended by a Super Majority in Interest.

(c) Protection of Class B Unit. Any amendment to (i) Subsection 4.1(b), (ii) the provisions of Subsection 4.2(a) that require the Board to obtain the written approval of the holder of the Class B Unit for the authorization of one or more additional Class B Units to be valid; and/or (iii) this Subsection 14.4(c) requires the written approval of the of the holder of the Class B Unit for the amendment to be valid.

(d) Articles of Organization. The Articles of Organization may be amended only by Member approval by Majority in Interest unless such amendment would conflict with a provision of this Agreement or the Act that requires a greater vote, in which case the amendment shall require such greater vote.

14.5. Notices. All notices required or permitted under this Agreement shall be given in writing by (i) personal delivery, or (ii) confirmed facsimile transmission, or (iii) commercial overnight delivery, or (iv) certified or registered United States mail, postage prepaid, and shall be deemed to have been given upon receipt if personally delivered or sent to a party by facsimile transmission, receipt confirmed, or by commercial overnight delivery, and by the third day following deposit in the mail if given by certified or registered mail, postage prepaid. Notices to the Company shall be addressed to Dlyte, LLC, c/o Barry Shore, 10558 Eastborne Avenue, Suite 5, Los Angeles, CA 90024. Notices to a particular Member shall be to the address of such Member as set forth on Member Roster Exhibit A. Each such Person may change its notice address by written notice to all parties to this Agreement (other than the notifying party) by notice in accordance with the terms of this Section.

14.6. No Third Party Rights. This Agreement is entered into among the Members for the exclusive benefit of the Company and its Members. This Agreement is not intended for the benefit of any

creditor of the Company or any other Person. No creditor or third party shall be entitled to become a Member of the Company or to hold any rights under this Agreement. There are no third party beneficiaries to this Agreement.

14.7. Severability. If any provision of this Agreement is held to be illegal or unenforceable to any extent, the legality and enforceability of the remainder of this Agreement shall not be affected thereby, shall remain in full force and effect, and shall be enforced to the greatest extent permitted by law.

14.8. Survival. All provisions of this Agreement relating to limitation of liability, indemnification, any other provisions of this Agreement which by their terms are intended to survive a termination or expiration of this Agreement and any other provisions hereof affecting the interpretation of any provision of this Agreement that remains in effect shall survive the termination or expiration of this Agreement.

14.9. Binding Agreement. The provisions of this Agreement shall be binding upon, and inure to the benefit of, the parties hereto and their respective heirs, personal representatives, permitted successors and permitted assigns.

14.10. Signatures. This Agreement may be executed in several counterparts, all of which together shall constitute one agreement binding on all parties hereto, notwithstanding that all the parties have not signed the same counterpart. A signature provided by facsimile transmission shall constitute a valid signature for the purpose of this Agreement.

14.11. Exhibits. The Exhibits to this Agreement are Member Roster Exhibit A; Member Units Exhibit B; Tax Compliance Exhibit C; and Member Capital Exhibit D. All such Exhibits are incorporated by reference herein and are a part of this Agreement.

14.12. No Right To Employment. This Agreement shall not confer upon any Member, Economic Interest Owner, Manager, or any Affiliate thereof, any right to employment by the Company or continued employment as an employee of the Company. Nor shall this Agreement limit the right of the Company to terminate the employment of any Member, Economic Interest Owner, Manager, or officer of the Company as an employee of the Company with or without cause, at any time.

14.13. Partition. The parties agree that the Company's property is not and will not be suitable for partition. Accordingly, each Member and Economic Interest Owner hereby irrevocably waives any and all rights he may have to maintain any action for partition of any of the Company's property.

14.14. Governing Law. This Agreement shall be subject to and governed by the laws of the State of California without regard to principles of conflicts of laws that would require or permit the application of any other law.

14.15. Resolution of Disputes.

(a) Mediation. If a controversy, claim or dispute arises between the parties related to this Agreement or the rights of the parties hereunder ("**Dispute**"), each shall use their best efforts to resolve the Dispute by agreement through negotiation or mediation. To commence the dispute resolution process, any party may serve written notice on the other party specifically identifying the Dispute and requesting that efforts at resolving the Dispute begin. Mediation shall be initiated upon written request by any party and a mediator shall be selected by the parties from qualified individuals in the Sacramento metropolitan area affiliated with Judicial Arbitration and Mediation Services, Inc. ("**Mediator**"). The parties shall submit to the mediator all written, documentary and other evidence and such oral testimony as is

necessary for a proper mediation of the Dispute. At the mediation, the parties shall meet in good faith and shall schedule the mediation promptly, as the Mediator is available. If the parties fail to resolve the Dispute at the mediation, either party may initiate a legal proceeding.

(b) Arbitration. Except as otherwise provided in this Agreement, any dispute, controversy or claim arising out of or relating to this Agreement, or any breach thereof, including without limitation any claim that this Agreement, or any part hereof, is invalid, illegal or otherwise voidable or void, shall be submitted, at the request of the Company or any Member, to binding arbitration by a JAMS/ENDISPUTE ("**JAMS**") arbitrator, or such other arbitrator as may be agreed upon by the parties. Hearings on such arbitration shall be conducted in Los Angeles, California. A single arbitrator shall arbitrate any such controversy. The arbitrator shall hear and determine the controversy in accordance with applicable law and the intention of the parties as expressed in this Agreement, upon the evidence produced at an arbitration hearing scheduled at the request of either party. Such pre-arbitration discovery shall be permitted to the fullest extent permitted by California law applicable to arbitration proceedings, including, without limitation, the provisions of Title 9 of Part 3 of the California Code of Civil Procedure, including Section 1283.05, and successor statutes, permitting expanded discovery proceedings. The arbitrator shall decide all discovery disputes. The award shall be made within ninety (90) days from the date the arbitration proceedings are initiated. Judgment on the award of the arbitrator may be entered in any court having jurisdiction thereof.

(c) Provisional Remedy. Each of the parties reserves the right to file with a court of competent jurisdiction an application for temporary or preliminary injunctive relief, writ of attachment, writ of possession, temporary protective order and/or appointment of a receiver on the grounds that the arbitration award to which the applicant may be entitled may be rendered ineffectual in the absence of such relief.

(d) Consolidation. Any arbitration hereunder may be consolidated by JAMS with the arbitration of any other dispute arising out of or relating to the same subject matter when the arbitrator determines that there is a common issue of law or fact creating the possibility of conflicting rulings by more than one arbitrator. Any disputes over which arbitrator or panel of arbitrators shall hear any consolidated matter shall be resolved by JAMS.

(e) Power And Authority Of Arbitrator. The arbitrator shall not have any power to alter, amend, modify or change any of the terms of this Agreement nor to grant any remedy which is either prohibited by the terms of this Agreement or not available in a court of law.

(f) Governing Law. All questions in respect of procedure to be followed in conducting the arbitration as well as the enforceability of this Agreement to arbitrate which may be resolved by state law shall be resolved according to the laws of the State of California.

(g) Costs. The costs of the arbitration, including any JAMS administration fee, the arbitrator's fee, and costs for the use of facilities during the hearings, shall be borne equally by the parties to the arbitration.

14.16. Attorneys' Fees. If the services of an attorney are required by any party to secure the performance of this Agreement or otherwise upon the breach or default of another party to this Agreement, or if any judicial remedy or arbitration is necessary to enforce or interpret any provision of this Agreement or the rights and duties of any Person in relation thereto, the prevailing party shall be entitled to reasonable attorneys' fees, costs and other expenses, in addition to any other relief to which such party may be entitled.

14.17. Remedies Cumulative. No remedy or election hereunder shall be deemed exclusive but shall whenever possible be cumulative with all other remedies at law or in equity.

14.18. Entire Agreement. This Agreement constitutes the entire agreement of the parties with respect to the organization and operation of the Company, and shall supersede any prior or contemporaneous agreements, understandings, representations, negotiations, or communications between the parties or any of them with respect to the organization and operation of the Company. Except as referenced herein, there are no other agreements or understandings between the parties concerning the organization and operation of the Company. In executing this Agreement, no party is relying upon any representation of the Company or any other party other than representations expressly set forth in this Agreement. The parties agree that the following instruments will survive the execution of this Agreement: (a) any subscription agreement executed by any existing or new Member; and (b) any duly authorized instruments executed by a new Member pursuant to Article 3 or Article 4.

INTENDING TO BE LEGALLY BOUND, the Company and the Members have caused this Agreement to be duly executed as the operating agreement of the Company, effective as of the Effective Date.

Signatures Omitted

<u>EXHIBIT A</u>
<u>MEMBER ROSTER</u>

This <u>Member Roster Exhibit A</u> is a part of the Operating Agreement of Dlyte, LLC. The date of this Exhibit (the "**Exhibit Date**") is October 31, 2017. As of the Exhibit Date, the Members of the Company are the Persons set forth below and the Tax Matters Person is Barry Shore.

[Remainder of Exhibit A Redacted, available to Members upon request]

[Exhibit B Redacted, available to Members upon request]

EXHIBIT C
TAX COMPLIANCE

1. Definitions. As used in this Tax Compliance Exhibit C, the following terms shall have the following meanings, unless otherwise indicated:

"Adjusted Capital Account Deficit" means, with respect to any Member, the deficit balance, if any, in the Member's Capital Account as of the end of the relevant fiscal year, after giving effect to the following adjustments: (i) increased for any amounts such Member is unconditionally obligated to restore and the amount of such Member's share of Company Minimum Gain and Member Minimum Gain after taking into account any changes during such year; and (ii) reduced by the items described in Treasury Regulation § 1.704-1(b)(2)(ii)(d)(4), (5) and (6).

"Company Minimum Gain" shall have the same meaning as partnership minimum gain set forth in Treasury Regulation § 1.704-2(d). Company Minimum Gain shall be determined, first, by computing for each Nonrecourse Liability any gain which the Company would realize if the Company disposed of the property subject to that liability for no consideration other than full satisfaction of such liability and, then, aggregating the separately computed gains. For purposes of computing gain, the Company shall use the basis of such property that is used for purposes of determining the amount of the Capital Accounts under Section 6.1. In any taxable year in which a Revaluation occurs, the net increase or decrease in Company Minimum Gain for such taxable year shall be determined by: (1) calculating the net decrease or increase in Company Minimum Gain using the current year's book value and the prior year's amount of Company Minimum Gain, and (2) adding back any decrease in Company Minimum Gain arising solely from the Revaluation.

"Income" and **"Loss"** mean, respectively, for each fiscal year or other period, an amount equal to the Company's taxable income or loss for such year or period, determined in accordance with Code § 703(a), except that for this purpose (i) all items of income, gain, deduction or loss required to be separately stated by Code § 703(a)(i) shall be included in taxable income or loss; (ii) tax exempt income shall be added to taxable income or loss; (iii) any expenditures described in Code § 705(a)(2)(B) (or treated as Code § 705(a)(2)(B) expenditures pursuant to Treasury Regulation § 1.704-l(b)(2)(iv)(i)) and not otherwise taken into account in computing taxable income or loss shall be subtracted; and (iv) taxable income or loss shall be adjusted to reflect any item of income or loss specifically under this Agreement.

"Member Minimum Gain" shall have the same meaning as partner nonrecourse debt minimum gain as set forth in Treasury Regulation § 1.704-2(i)(3). With respect to each Member Nonrecourse Debt, Member Minimum Gain shall be determined by computing for each Member Nonrecourse Debt any gain that the Company would realize if the Company disposed of the property subject to that liability for no consideration other than full satisfaction of such liability. For purposes of computing gain, the Company shall use the basis of such property that is used for purposes of determining the amount of the Capital Accounts under Section 6.1. In any taxable year in which a Revaluation occurs, the net increase or decrease in Member Minimum Gain for such taxable year shall be determined by: (1) calculating the net decrease or increase in Member Minimum Gain using the current year's book value and the prior years' amount of Member Minimum Gain, and (2) adding back any decrease in Member Minimum Gain arising solely from the Revaluation.

"Member Nonrecourse Debt" shall have the same meaning as partner nonrecourse debt set forth in Treasury Regulation § 1.704-2(b)(4).

"Member Nonrecourse Deductions" shall have the same meaning as partner nonrecourse deductions set forth in Treasury Regulation § 1.704-2(i)(2). Generally, the amount of Member

Nonrecourse Deductions with respect to a Member Nonrecourse Debt for a fiscal year equals the net increase during the year in the amount of the Member Minimum Gain (determined in accordance with Treasury Regulation § 1.704-2(i)) reduced (but not below zero) by the aggregate distributions made during the year of proceeds of Member Nonrecourse Debt and allocable to the increase in Member Minimum Gain determined according to the provisions of Treasury Regulation § 1.704-2(i).

"Nonrecourse Deductions" shall have the same meaning as nonrecourse deductions set forth in Treasury Regulation § 1.704-2(b)(1). Generally, the amount of Nonrecourse Deductions for a fiscal year equals the net increase in the amount of Company Minimum Gain (determined in accordance with Treasury Regulation § 1.704-2(d)) during such year reduced (but not below zero) by the aggregate distributions made during the year of proceeds of a Nonrecourse Liability that are allocable to the increase in Company Minimum Gain, determined according to the provisions of Treasury Regulation § 1.704-2(c) and (h).

"Nonrecourse Liability" means a Company liability with respect to which no Member bears the economic risk of loss as determined under Treasury Regulation § 1.752-l(a)(2).

"Revaluation" means the occurrence of any event described in clause (x), (y) or (z) of Section 2 of this Exhibit in which the book basis of Business Property is adjusted to its fair market value.

2. Capital Accounts. Each Member's Capital Account shall be (A) increased by (i) the amount of money contributed by such Member, (ii) the fair market value of property contributed by such Member (net of liabilities secured by such contributed property that the Company is considered to assume or take subject to under Code § 752), (iii) allocations to such Member of Company income and gain (or items thereof), and (iv) to the extent not already netted out under clause (B)(ii) below, the amount of any Company liabilities assumed by the Member or which are secured by any property distributed to such Member; and (B) decreased by (i) the amount of money distributed to such Member, (ii) the fair market value of property distributed to such Member (net of liabilities secured by such distributed property that such Member is considered to assume or take subject to under Code § 752), (iii) allocations to such Member of Company loss and deductions (or items thereof), and (iv) to the extent not already netted out under clause (A)(ii) above, the amount of any liabilities of the Member assumed by the Company or which are secured by any property contributed by such Member to the Company.

If any Units or Membership Interest is transferred in accordance with the terms of this Agreement, the transferee shall succeed to the Capital Account of such transferor to the extent it relates to the transferred Units or Membership Interest.

In the event of (x) an additional capital contribution by a Member of more than a *de minimis* amount that results in a shift in Economic Interests, (y) the distribution by the Company to a Member of more than a *de minimis* amount of property as consideration for a Membership Interest or the distribution of property other than cash, or (z) the liquidation of the Company within the meaning of Treasury Regulation § 1.704-l(b)(2)(ii)(g), the book basis of the Business Property may be adjusted to fair market value and the capital accounts of all the Members may, if determined by the Board, be adjusted simultaneously to reflect the aggregate net adjustment to book basis as if the Company recognized gain or loss equal to the amount of such aggregate net adjustment.

The foregoing provisions of this Section 2 and the other provisions of this Agreement relating to the maintenance of capital accounts are intended to comply with Treasury Regulation §§ 1.704-1(b) and 1.704-2, and shall be interpreted and applied in a manner consistent with such Treasury Regulations. If it is determined by the Board that it is prudent or advisable to modify the manner in which the Capital Accounts, or any increases or decreases thereto, are computed in order to comply with such Treasury

Regulations, the Board may cause such modification to be made provided that it is not likely to have a material effect on the amounts distributable to any Member upon the dissolution of the Company.

3. **Special Rules regarding Allocations of Tax Items.** Notwithstanding the allocation provisions of this Agreement, the following special rules shall apply in allocating net income and net loss of the Company:

(A) **Section 704(c) and Revaluation Allocations.** In accordance with Code Section 704(c) and the Treasury Regulations thereunder, income, gain, loss and deduction with respect to any property contributed to the capital of the Company shall, solely for tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its fair market value at the time of contribution. In the event of a Revaluation, subsequent allocations of income, gain, loss and deduction with respect to such property shall take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its fair market value immediately after the adjustment in the same manner as under Code § 704(c) and the Treasury Regulations thereunder. Any elections or other decisions relating to such allocations shall be made by the Board in a manner that reasonably reflects the purpose and intention of this Agreement. Allocations pursuant to this Section 3(A) are solely for income tax purposes and shall not affect, or in any way be taken into account in computing, any Member's Capital Account or share of Income or Loss pursuant to any provision of this Agreement.

(B) **Minimum Gain Chargeback.** Notwithstanding any other allocation provision of this Agreement, if there is a net decrease in Company Minimum Gain during a Company taxable year, each Member shall be allocated items of income and gain for such year (and, if necessary, for subsequent years) in an amount equal to that Member's share of the net decrease in Company Minimum Gain during such year (the "**Minimum Gain Chargeback Requirement**"). A Member's share of the net decrease in Company Minimum Gain is the amount of the total decrease multiplied by the Member's percentage share of Company Minimum Gain at the end of the immediately preceding taxable year. A Member is not subject to the Minimum Gain Chargeback Requirement to the extent: (i) the Member's share of the net decrease in Company Minimum Gain is caused by a guarantee, refinancing or other change in the debt instrument causing it to become partially or wholly recourse debt or a Member Nonrecourse Debt, and the Member bears the economic risk of loss for the newly guaranteed, refinanced or otherwise changed liability; (ii) the Member contributes capital to the Company that is used to repay the Nonrecourse Debt and the Member's share of the net decrease in Company Minimum Gain results from the repayment; or (iii) the Minimum Gain Chargeback Requirement would cause a distortion and the Commissioner of the Internal Revenue Service waives such requirement.

A Member's share of Company Minimum Gain shall be computed in accordance with Treasury Regulation § 1.704-2(g) and as of the end of any Company taxable year shall equal: (1) the sum of the Nonrecourse Deductions allocated to that Member up to that time and the distributions made to that Member up to that time of proceeds of a Nonrecourse Liability allocable to an increase of Company Minimum Gain, minus (2) the sum of that Member's aggregate share of net decrease in Company Minimum Gain plus that Member's aggregate share of decreases resulting from revaluations of Business Property subject to Nonrecourse Liabilities. In addition, a Member's share of Company Minimum Gain shall be adjusted for the conversion of recourse and Member Nonrecourse Debts into Nonrecourse Debts in accordance with Treasury Regulation § 1.704-2(g)(3). In computing the above, amounts allocated or distributed to the Member's predecessor in interest shall be taken into account.

(C) **Member Minimum Gain Chargeback.** Notwithstanding the other allocation provisions of this Agreement other than Section 3(B) of this Tax Compliance Exhibit, if there is a net decrease in Member Minimum Gain during a Company taxable year, each Member who has a share of the Member

Minimum Gain (determined under Treasury Regulation § 1.704-2(i)(5) as to the beginning of the year) shall be allocated items of income and gain for such year (and, if necessary, for subsequent years) equal to that Member's share of the net decrease in Member Minimum Gain. In accordance with Treasury Regulation § 1.704-2(i)(4), a Member is not subject to this Member Minimum Gain Chargeback requirement to the extent the net decrease in Member Minimum Gain arises because the liability ceases to be Member Nonrecourse Debt due to a conversion, refinancing or other change in the debt instrument that causes it to be partially or wholly a nonrecourse debt. The amount that would otherwise be subject to the Member Minimum Gain Chargeback requirement is added to the Member's share of Company Minimum Gain.

(D) **Qualified Income Offset.** If any Member unexpectedly receives an adjustment, allocation or distribution described in Treasury Regulation § 1.704-1(b)(2)(ii)(d)(4), (5) or (6), which causes or increases such Member's Adjusted Capital Account Deficit, items of Company income and gain shall be specially allocated to such Member in an amount and manner sufficient to eliminate such Adjusted Capital Account Deficit as quickly as possible, provided that an allocation under this Section 3(D) shall be made if and only to the extent such Member would have an Adjusted Capital Account Deficit after all other allocations under Article 7 have been made.

(E) **Nonrecourse Deductions.** Nonrecourse Deductions for any fiscal year or other period shall be allocated to the Members in proportion to their Economic Interests.

(F) **Member Nonrecourse Deductions.** Any Member Nonrecourse Deduction shall be allocated to the Member who bears the risk of loss with respect to the loan to which such Member Nonrecourse Deductions are attributable in accordance with Treasury Regulation § 1.704-2(i).

(G) **Curative Allocations.** Any special allocations of items of income, gain, deduction or loss pursuant to Sections 3(B), (C), (D), (E), (F) and (H) shall be taken into account in computing subsequent allocations of income and gain pursuant to this Agreement, so that the net amount of any items so allocated and all other items allocated to each Member pursuant to this Agreement shall, to the extent possible, be equal to the net amount that would have been allocated to each such Member pursuant to this Agreement if such adjustments, allocations or distributions had not occurred.

(H) **Loss Allocation Limitation.** Notwithstanding the other provisions of this Agreement, unless otherwise agreed to by the Board, no Member shall be allocated Loss in any taxable year which would cause or increase an Adjusted Capital Account Deficit as of the end of such taxable year.

(I) **Share of Nonrecourse Liabilities.** Solely for purposes of determining a Member's proportionate share of the "excess nonrecourse liabilities" of the Company within the meaning of Treasury Regulation § 1.752-3(a)(3), each Member's interest in Company profits is equal to its Economic Interest.

(J) **Compliance with Regulations.** The foregoing provisions of this Section 3 are intended to comply with Treasury Regulations §§ 1.704-1, 1.704-2 and 1.752-1 through 1.752-5, and shall be interpreted and applied in a manner consistent with such Treasury Regulations. If it is determined by the Board that it is prudent or advisable to amend this Tax Compliance Exhibit C in order comply with such regulations, the Board is empowered to amend or modify this Tax Compliance Exhibit C notwithstanding any other provision of this Agreement to the contrary.

(K) **General Allocation Provisions.** Except as otherwise provided in this Agreement, all items that are components of Income or Loss shall be divided among the Members in the same proportions as they share such Income or Loss, as the case may be, for the year. For purposes of

determining the Income, Loss or any other items for any period, Income, Loss or any such other items shall be determined on a daily, monthly or other basis, as determined by the Board using any permissible method under Code § 706 and the Treasury Regulations thereunder.

[Exhibit D Redacted, available to Members upon request]

**FIRST AMENDMENT TO
FIRST AMENDED AND RESTATED OPERATING AGREEMENT
OF
DLYTE, LLC**

This First Amendment (the "**First Amendment**") to the First Amended and Restated Operating Agreement of Dlyte, LLC, a California limited liability company (the "**Company**"), is made as of June 28, 2013 (the "**Amendment Effective Date**") by Members of the Company representing at least a Majority in Interest and by the holder of the Class B Unit pursuant to authority granted to such Members by Section 14.4 of the First Amended and Restated Operating Agreement of Dlyte, LLC dated April 1, 2013 as currently in effect (the "**Operating Agreement**"). All capitalized terms and phrases used herein and not otherwise defined herein shall have the meanings given them by the Operating Agreement.

NOW, THEREFORE, the Operating Agreement is hereby amended as follows:

1. Section 1.1 – Definitions. Section 1.1 of the Operating Agreement is hereby amended as follows:

(a) Section 1.1(z) of the Operating Agreement is hereby amended in its entirety to read as follows:

"**Voting Units**" means the issued and outstanding Class A Units and the issued and outstanding Class C Units.

(b) The following terms and the definitions thereof are hereby added to Section 1.1 of the Operating Agreement:

"**Business Day**" means a day that is neither Saturday nor Sunday and that is neither a legal holiday nor a day on which banking institutions in the State of California are required or authorized by law or regulation to close.

"**Institutional Investor**" means a bank, trust company, savings institution, insurance company, dealer, broker-dealer, investment company as defined by the Investment Company Act of 1940, pension or profit-sharing trust, or qualified institutional buyer as defined by rule of the Securities and Exchange Commission in accordance with Securities and Exchange Commission Rule 144A (17 C.F.R. 230.144(A)(a)).

"**Subsequent Financing**" means a separate and distinct offering of securities by the Company (as determined by Rule 502(a) of Regulation D promulgated under the Securities Act of 1933, as amended, that (i) seeks to raise or raises no less than $1,000,000 and (ii) includes as an investor in the Company one or more Institutional Investors or one or more investors introduced by an Institutional Investor.

"**Qualified Capital Contribution**" means Capital Contributions made by a Member that have been designated or that are required to be designated in Member Capital Exhibit D as Qualified Capital Contributions. The amount to be designated in Member Capital Exhibit D as a Qualified Capital Contribution is the amount in excess of $1.00 per Class C Unit paid to the Company by each holder of a Class C Unit as the purchase price for such Class C Unit.

2. Section 1.2 – Other Definitions. The term "Other Members" is hereby deleted from the table of defined terms appearing in Section 1.2 of the Operating Agreement and the following terms are hereby added to the table of defined terms appearing in Section 1.2 of the Operating Agreement:

Term or Phrase	**Provision**
Class C Units	**Section 4.1**
Qualified Capital Distribution	**Subsection 8.3(b)(i)**
Net Qualified Capital Distribution	**Subsection 12.3(c)**

3. Section 4.1 – Units. Section 4.1 of the Operating Agreement is hereby amended in its entirety to read as follows:

> 4.1. Units. Membership Interests will be denominated in units (the "**Units**") and the Units will be divided into three classes. The three classes of Units are Class A Units (the "**Class A Units**"), the Class B Unit (the "**Class B Unit**") and Class C Units (the "**Class C Units**"). The terms, powers, conditions, designations, preferences, restrictions and privileges of each class of Unit are as follows:
>
> (a) Class A Units. The terms, powers, conditions, designations, preferences, restrictions and privileges of the Class A Units shall be as follows and as may be additionally provided by this Agreement:
>
> (i) Voting. Each Class A Unit is a Voting Unit. Each Class A Unit represents the right to cast one (1) vote on all business of, and other matters affecting, the Company, except for matters reserved to the holders of a particular class of Units other than the Class A Units.
>
> (ii) Conversion. The Class A Units may not be converted into any other class of Units without the written approval of holders of Class A Units holding and having the right to vote more than 50% of the issued and outstanding Class A Units. A Class A Unit may not be converted into a Class B Unit without the written consent of the holder of the Class B Unit. A Class A Unit may not be converted into a Class C Unit without the written approval of holders of Class C Units holding and having the right to vote more than 50% of the issued and outstanding Class C Units.
>
> (iii) Economic Interest. The Economic Interest represented by each Class A Unit will be determined by (A) dividing such Class A Unit by all of the Issued Units excluding the Class B Unit, (B) expressing the quotient so obtained as a percentage rounded to the nearest hundredth, and (C) reducing such percentage by the proportionate share of the Class B Economic Interest allocable to such Class A Unit as determined by the Board.
>
> (b) Class B Unit. The terms, powers, conditions, designations, preferences, restrictions and privileges of the Class B Unit shall be as follows and as may additionally be provided by this Agreement:

(i) Voting. The Class B Unit is a non-voting Unit except as expressly provided by Subsection 14.4(c) hereof.

(ii) Conversion. The Class B Unit may not be converted into any other class of Units without the written approval of the holder of the Class B Unit. The Class B Unit may not be converted into a Class A Unit without the written approval of holders of Class A Units holding and having the right to vote more than 50% of the issued and outstanding Class A Units. The Class B Unit may not be converted into a Class C Unit without the written approval of holders of Class C Units holding and having the right to vote more than 50% of the issued and outstanding Class C Units.

(iii) Economic Interest. The Economic Interest represented by the Class B Unit (the "**Class B Economic Interest**") will be one percent (1%), initially. The Class B Economic Interest will be subject to dilution until the Class B Economic Interest equals one half percent (0.5%). The Class B Economic Interest shall never be greater than one percent (1%) or less than one half percent (0.5%).

(c) Class C Units. The terms, powers, conditions, designations, preferences, restrictions and privileges of the Class C Units shall be as follows and as may be additionally provided by this Agreement:

(i) Voting. Each Class C Unit is a Voting Unit. Each Class C Unit represents the right to cast one (1) vote on all business of, and other matters affecting, the Company, except for matters reserved to the holders of a particular class of Units other than the Class C Units.

(ii) Conversion. The Class C Units may not be converted into any other class of Units without the written approval of holders of Class C Units holding and having the right to vote more than 50% of the issued and outstanding Class C Units. A Class C Unit may not be converted into a Class B Unit without the written consent of the holder of the Class B Unit. A Class C Unit may not be converted into a Class A Unit without the written approval of holders of Class A Units holding and having the right to vote more than 50% of the issued and outstanding Class A Units.

(iii) Economic Interest. The Economic Interest represented by each Class C Unit will be determined by (A) dividing such Class C Unit by all of the Issued Units excluding the Class B Unit, (B) expressing the quotient so obtained as a percentage rounded to the nearest hundredth, and (C) reducing such percentage by the proportionate share of the Class B Economic Interest allocable to such Class C Unit as determined by the Board.

(iv) Limited Preemptive Right. The holders of the Class C Units have a limited preemptive right to participate in Company offerings to raise capital as and to the extent expressly provided in Section 4.3(a) hereof.

(v) Distribution Preference. The holders of the Class C Units have a preference in any distributions of Distributable Cash as and to the extent expressly provided by Section 8.3 hereof.

(vi) Dilution Protection. As and to the extent expressly provided in those certain Amended and Restated Subscription Agreements entered into by the Company and each holder of a Class C Unit in connection with the Company's offering dated May 1, 2013, the holders of the Class C Units have limited protection against dilution with respect to their Class C Units if the Company engages in certain issuances of Units that are dilutive to the holders of the Class C Units.

As of the Effective Date, (i) the number of Authorized Units, Issued Units, authorized but unissued Units and Non-Issued Units, (ii) the identity of the owners of the Issued Units and prospective owners of any Non-Issued Units, (iii) the class of each Issued Unit, (iv) the Voting Percentage and the Economic Interest of each Member, (v) whether the Issued Unit was issued as a Profits Interest, and (vi) any Approved Transfers are stated on Member Units Exhibit B.

4. Section 4.3 – Preemptive Rights. Section 4.3 of the Operating Agreement (including Subsection 4.3(a)) is hereby amended in its entirety to read as follows:

4.3. Preemptive Rights. Except as provided in Subsection 4.3(a) hereof, no Member shall have a preemptive right to participate in the offering or issuance of any new Units unless the Board approves of the issuance of such new Units with a condition that there will be preemptive rights awarded to Members holding one or more particular classes of Units. A preemptive right may only be awarded to Members as a class.

(a) Class C Holders' Preemptive Right. Each holder of a Class C Unit is hereby granted the preemptive right, in proportion to such holder's ownership interests of Class C Units (or as all of the holders of the Class C Units may otherwise agree in a writing provided to the Company), to participate on the same terms and conditions as all other offerees in each and every offering by the Company of equity securities or debt securities that are convertible to equity and that is commenced prior to November 1, 2014; provided that (i) the primary purpose of such offering is to raise capital and not compensatory as contemplated by Rule 701 of the Securities Act of 1933, as amended, and (ii) the offering does not qualify as a Subsequent Financing.

(b) Preemptive Rights Procedure. If an offering or issuance of new Units is subject to preemptive rights, including an offering or issuance to which Subsection 4.3(a) would apply, then the Company will give each Member owning the class of Units to whom such preemptive rights have been granted written notice of such Member's preemptive right. Each

such Member will have five (5) Business Days after such notice to notify the Company that the Member will participate in the offering or issuance. If such Member fails to timely notify the Company of the Member's participation, then the Member will have no preemptive right to participate in the offering or issuance. In implementing the offering or issuance, the Company and the Board will rely upon, and will have the right to rely upon, the failure of such Member to notify the Company of its participation in the offering or issuance.

5. Section 8.3 – Non-Dissolution Distributions. Section 8.3 of the Operating Agreement is hereby amended in its entirety to read as follows:

8.3. Non-Dissolution Distributions.

(a) Unless prohibited by law or this Agreement, Distributable Cash may be distributed by the Company on such dates and in an aggregate amount as are declared by the Board. Distributions will be made only from Distributable Cash. If the Company has no Distributable Cash, then no distributions shall be made. Distributions will be made only to Persons who are Members on the date of the distribution, and the amount of the distribution made to each Member will be calculated on such date by reference to the Percentage Interests and other rights held by the Members on such date as shown by the books and records of the Company.

(b) Distributable Cash shall be distributed in the following order of priority:

(i) to the holders of the Class C Units in an amount equal to each such holder's Qualified Capital Contribution less amounts distributed to such Member pursuant to this Subsection (each, a "**Qualified Capital Distribution**"); then

(ii) to the Members in proportion to their respective Economic Interests.

6. Section 10.3(a) – Company's Right of First Refusal. Section 10.3(a) of the Operating Agreement is hereby deleted in its entirety and replaced by the following:

(a) Company's Right of First Refusal. Each Member ("**Grantor**") hereby grants to the Company an option to acquire the Subject Units of Grantor in exchange for the Cash Purchase Price, in the event that Grantor seeks to Transfer the Subject Units and the approval of the Transfer is required and provided in accordance with this Section 10.3. The Company shall have thirty (30) calendar days after the Transfer is approved to exercise this option. If the option is not exercised within the thirty (30) day period, it will expire and become null and void. During the thirty (30) day period, Grantor shall not implement the Transfer. The Company shall not exercise this option unless the exercise is approved by the Board. To exercise this option, the Company shall provide written notice thereof (the "**Exercise Notice**") to the Grantor and all Members. If the option is exercised, Grantor shall Transfer the Subject Units to the

Company, and the Company shall pay Grantor the Cash Purchase Price. The closing on the Transfer shall occur within ninety (90) calendar days after the Exercise Notice. For the purpose of this Subsection, the phrase "**Subject Units**" means the Class A Units the Class B Unit and the Class C Units that are the subject of the proposed Transfer. With respect the Class B Unit, the foregoing option is in addition to the Company's separately negotiated redemption right respecting the Class B Unit.

7. Section 10.3(b) – Members' Right of First Refusal. Section 10.3(b) of the Operating Agreement is hereby deleted in its entirety and replaced by the following:

[Intentionally Deleted]

8. References to Section 10.3(b). All references in the Operating Agreement to Section 10.3(b) are hereby deleted.

9. Section 10.3(c) – Tag Along Rights. The provisions of Section 10.3(c) will apply to the Class C Units in the same manner as they apply to the Class A Units.

10. Section 12.3 - Order of Payment of Liabilities and Dissolution Distributions. Section 12.3 of the Operating Agreement is hereby amended in its entirety to read as follows:

12.3. Order of Payment of Liabilities and Dissolution Distributions. The proceeds received upon the liquidation of the assets of the Company (the "**Dissolution Proceeds**") after payment of the expenses of liquidation shall be applied and distributed as follows and in the following order of priority:

(a) First, the Dissolution Proceeds shall be used for the pro-rata payment of all known debts and liabilities of the Company, including the payment of properly approved debts, liabilities, and Member Loans owed to Members and loans to Economic Interest Owners as creditors of the Company.

(b) Second, the remaining Dissolution Proceeds, if any, shall be used for the establishment of a tax reserve, and may be used for the establishment of any other reserve that the Board may deem reasonably necessary for any contingent, conditional or unasserted claims or obligations of the Company. Such reserve may be paid over by the Company to an escrow agent to be held for disbursement in payment of any of the aforementioned liabilities and, at the expiration of such period as shall be deemed advisable by the Board, for distribution of the balance in the manner provided in this Article.

(c) Third, the remaining Dissolution Proceeds, if any, shall be used to pay the each holder of a Class C Unit an amount, if any, equal to such holder's aggregate Qualified Capital Contributions less the aggregate amount of the Qualified Capital Distributions paid to such holder (such remainder being referred to in this Agreement as the "**Net Qualified Capital Contribution**").

(d) Finally, the remaining Dissolution Proceeds, if any, shall be distributed pro-rata to all Members and Economic Interest Owners in proportion to the amounts of their respective positive Capital Account balances.

11. Section 14.4(c) – Protection of Class B Unit. Section 14.4(c) of the Operating Agreement is hereby deleted in its entirety and replaced by the following:

(c) Protection of Classes. Any amendment to (i) Subsection 4.1(a), (ii) any provision of Section 4.1 that reserves in the holders of the Class A Units the right to vote separately as a class, or (iii) this Subsection 14.4(c) requires the written approval of holders of Class A Units holding and having the right to vote more than 50% of the issued and outstanding Class A Units for the amendment to be valid. Any amendment to (i) Subsection 4.1(b), (ii) any provision of Section 4.1 that reserves in the holder of the Class B Unit the right to vote separately as a class, (iii) the provisions of Subsection 4.2(a) that require the Board to obtain the written approval of the holder of the Class B Unit for the authorization of one or more additional Class B Units to be valid; or (iv) this Subsection 14.4(c) requires the written approval of the of the holder of the Class B Unit for the amendment to be valid. Any amendment to (i) Subsection 4.1(c), (ii) any provision of Section 4.1 that reserves in the holders of the Class C Units the right to vote separately as a class, or (iii) this Subsection 14.4(c) requires the written approval of holders of Class C Units holding and having the right to vote more than 50% of the issued and outstanding Class C Units for the amendment to be valid; provided that Board has the right to amend this Agreement in such manner as the Board deems reasonable and appropriate to subordinate the distribution preferences of the holders of the Class C Units to the rights of the holders of any security of the Company issued pursuant to a Subsequent Financing if required by the terms of such Subsequent Financing.

12. Exhibit D - Member Capital. Member Capital Exhibit D shall be amended following the issuance of any Class Units to reflect the Net Qualified Capital Contribution of each holder of a Class C Unit.

13. Entire Amendments. Except as expressly provided by this First Amendment, the Operating Agreement remains unchanged and in full force and effect.

14. Authority to Amend. This First Amendment is approved by written consent in lieu of a meeting, as authorized in and permitted by Subsection 5.2(b) of the Operating Agreement, by the sole Member holding the Class B Unit as required by Section 14.4(c) of the Operating Agreement and by Members holding Units constituting a Majority in Interest as required by Subsection 14.4(a) of the Operating Agreement.

15. Signatures. This First Amendment may be executed in several counterparts, all of which together shall constitute one agreement binding on all parties hereto, notwithstanding that all the parties have not signed the same counterpart. A signature provided by email or facsimile transmission shall constitute a valid signature for the purpose of this First Amendment.

WHEREFORE, INTENDING TO BE LEGALLY BOUND, the undersigned Members of the Company have caused this First Amendment to be duly executed as an amendment to the Operating Agreement, which shall be effective as to the Company and all of the Members of the Company as of the Amendment Effective Date.

Holder of Class A Units Member Signature(s)	**Voting Percentage Interest**
Barry Shore as Trustee of the Shore Family Trust u/t/d 8-21-94	47.93%
David Winner	4.44%
Amanda Winner	
Zachary Klein	4.44%
Chana Klein	
Fred Schor	.89%
Gene Pastula, as Co-Trustee of the Gene and Joanna Pastula Family Trust	1.33%
Joanna Pastula, as Co-Trustee of the Gene & Joanne Pastula Family Trust	

___________________________ Zvi Brenner	1.78%
___________________________ Leah Brenner	
___________________________ Warren L. Breslow, as Trustee of the The Warren L. Breslow Trust	.89%
___________________________ Gary R. Finder, as Trustee of The Finder Family Trust	4.44%
___________________________ Michael Kest	1.33%
___________________________ Marvin Lazar	5.33%
___________________________ Vera Lazar	
___________________________ Mathew Shaw	2.22%
___________________________ Nisanel Silverberg	.89%
___________________________ Phillip Wachsman	2.22%

Richard Horowitz, Co-Trustee of the Horowitz Family Trust u/t/a 2-19-86	17.49%
Beverly Horowitz, Co-Trustee of the Horowitz Family Trust u/t/a 2-19-86	
Michael Horowitz, Co-Trustee of the Michael and Alona Horowitz Family Trust dated 4-20-98	1.10%
Alona Horowitz, Co-Trustee of the Michael and Alona Horowitz Family Trust dated 4-20-98	
Samuel Horowitz, Co-Trustee of the Samuel and Ruth Horowitz Family Trust dated 5-15-98	1.10%
Ruth Horowitz, Co-Trustee of the Samuel and Ruth Horowitz Family Trust dated 5-15-98	
Michael Horowitz, Trustee of the Samuel and Ruth Horowitz Children's Trust	1.10%
Samuel Horowitz, Trustee of the Michael and Alona Horowitz Children's Trust	1.10%

Holder of Class B Unit	**Voting Percentage Interest**
MERRAINE GROUP, INC. By: [signature], MANAGING DIRECTOR Name: David Gantshar Title: Managing Director	0%

SECOND AMENDMENT TO
FIRST AMENDED AND RESTATED OPERATING AGREEMENT
OF
DLYTE, LLC

This Second Amendment (the "**Second Amendment**") to the First Amended and Restated Operating Agreement of Dlyte, LLC, a California limited liability company (the "**Company**"), is made on this 27th day of August, 2014 (the "**Second Amendment Effective Date**") by Members of the Company representing at least a Majority in Interest pursuant to authority granted to such Members by Section 14.4 of the First Amended and Restated Operating Agreement of Dlyte, LLC dated April 1, 2013 as amended by that certain First Amendment to First Amended and Restated Operating Agreement of Dlyte, LLC dated June 28, 2013 (the "**Operating Agreement**"). All capitalized terms and phrases used in this Second Amendment and not otherwise defined in this Second Amendment shall have the meanings given them by the Operating Agreement.

NOW, THEREFORE, the Operating Agreement is hereby amended as follows:

1. Section 1.1 – Definitions. The following terms and the definitions for such terms are hereby added to Section 1.1 of the Operating Agreement:

"**Securities Act**" means the Securities Act of 1933, as amended.

2. Section 1.2 – Other Definitions. The following terms are hereby added to the table of defined terms appearing in Section 1.2 of the Operating Agreement:

Term or Phrase	**Provision**
Class D Units	**Section 4.1**

3. Section 4.1(a) – Units. Section 4.1(a) of the Operating Agreement is hereby amended in its entirety to read as follows:

4.1. Units. Membership Interests will be denominated in units (the "**Units**") and the Units will be divided into four classes. The four classes of Units are Class A Units (the "**Class A Units**"), the Class B Unit (the "**Class B Unit**"), the Class C Units (the "**Class C Units**") and the Class D Units (the "**Class D Units**"). The terms, powers, conditions, designations, preferences, restrictions and privileges of each class of Unit are as follows:

(a) Class A Units. The terms, powers, conditions, designations, preferences, restrictions and privileges of the Class A Units shall be as follows and as may be additionally provided by this Agreement:

(i) Voting. Each Class A Unit is a Voting Unit. Each Class A Unit represents the right to cast one (1) vote on all business of, and other matters affecting, the Company except for matters reserved to the holders of a particular class of Units other than the Class A Units.

(ii) Discretionary Conversion. Except as provided in Sections 4.1(a)(iii) and 4.1(d)(iii) below, the Class A Units may not be

converted into any other class of Units and no other Class of Units may be converted into Class A Units without, in each case, the written approval of the holders of Class A Units holding and having the right to vote more than 50% of the issued and outstanding Class A Units. In addition, a Class A Unit may not be converted into a Class B Unit without the written consent of the holder of the Class B Unit, a Class A Unit may not be converted into a Class C Unit without the written approval of the Board and the holders of Class C Units holding and having the right to vote more than 50% of the issued and outstanding Class C Units, and a Class A Unit may not be converted into a Class D Unit without the written approval of the Board except as provided in Section 4.1(a)(iii) below.

(iii) Automatic Conversion of Class A Unit to Class D Unit. A Class A Unit shall automatically and immediately convert to a Class D Unit (on a one for one basis and without any action by the Company, the Board, the owner of such Class A Unit, the other owners of the Class A Units, the owners of the Class D Units, or any other Person) if (A) the beneficial owner of such Class A Unit owns twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, and (B) the exemption from the registration requirements of Section 5 of the Securities Act under 17 CFR §230.506 is or becomes unavailable to the Company, and (C) any of the disqualifying events set forth in 17 CFR §230.506(d)(1) apply to such beneficial owner. The intent of this Section 4.1(a)(iii) is to preserve for the benefit of the Company and its Members as a whole the exemption from the registration requirements of Section 5 of the Securities Act under 17 CFR §230.506, and the provisions of this Section shall be interpreted in a manner that is consistent with this intent.

(iv) Economic Interest. The Economic Interest represented by each Class A Unit will be determined by (A) dividing such Class A Unit by all of the Issued Units excluding the Class B Unit, (B) expressing the quotient so obtained as a percentage rounded to the nearest hundredth, and (C) reducing such percentage by the proportionate share of the Class B Economic Interest allocable to such Class A Unit as determined by the Board.

4. Section 4.1(c) – Units. Section 4.1(c) of the Operating Agreement is hereby amended in its entirety to read as follows:

(c) Class C Units. The terms, powers, conditions, designations, preferences, restrictions and privileges of the Class C Units shall be as follows and as may be additionally provided by this Agreement:

(i) Voting. Each Class C Unit is a Voting Unit. Each Class C Unit represents the right to cast one (1) vote on all business of, and other matters affecting, the Company, except for matters

reserved to the holders of a particular class of Units other than the Class C Units.

(ii) Conversion. The Class C Units may not be converted into any other class of Units without the written approval of the holders of Class C Units holding and having the right to vote more than 50% of the issued and outstanding Class C Units. In addition, a Class C Unit may not be converted into a Class B Unit without the written consent of the holder of the Class B Unit, a Class C Unit may not be converted into a Class A Unit without the written approval of the Board and the holders of Class A Units holding and having the right to vote more than 50% of the issued and outstanding Class A Units, and a Class C Unit may not be converted into a Class D Unit without the written approval of the Board.

(iii) Economic Interest. The Economic Interest represented by each Class C Unit will be determined by (A) dividing such Class C Unit by all of the Issued Units excluding the Class B Unit, (B) expressing the quotient so obtained as a percentage rounded to the nearest hundredth, and (C) reducing such percentage by the proportionate share of the Class B Economic Interest allocable to such Class C Unit as determined by the Board.

(iv) Limited Preemptive Right. The holders of the Class C Units have a limited preemptive right to participate in Company offerings to raise capital as and to the extent expressly provided in Section 4.3(a) hereof.

(v) Distribution Preference. The holders of the Class C Units have a preference in any distributions of Distributable Cash as and to the extent expressly provided by Section 8.3 hereof.

(vi) Dilution Protection. As and to the extent expressly provided in those certain Amended and Restated Subscription Agreements entered into by the Company and each holder of a Class C Unit in connection with the Company's offering dated May 1, 2013, the holders of the Class C Units have limited protection against dilution with respect to their Class C Units if the Company engages in certain issuances of Units that are dilutive to the holders of the Class C Units.

5. Section 4.1(d) – Units. The following new Section 4.1(d) is hereby added to the Operating Agreement:

(d) Class D Units. The terms, powers, conditions, designations, preferences, restrictions and privileges of the Class D Units shall be as follows and as may be additionally provided by this Agreement:

(i) Voting. The Class D Unit is a non-voting Unit except as expressly provided by Subsection 14.4(c)(4) hereof.

(ii) Discretionary Conversion. Except as provided in Sections 4.1(a)(iii) and 4.1(d)(iii) below, the Class D Units may not be converted into any other class of Units and no other Class of Units may be converted into Class D Units without, in each case, the written approval of the Board. In addition, a Class D Unit may not be converted into a Class A Unit without the written approval of the holders of Class A Units holding and having the right to vote more than 50% of the issued and outstanding Class A Units except as provided in Section 4.1(d)(iii) below, a Class D Unit may not be converted into a Class B Unit without the written consent of the holder of the Class B Unit, and a Class D Unit may not be converted into a Class C Unit without the written approval of the holders of Class C Units holding and having the right to vote more than 50% of the issued and outstanding Class C Units

(iii) Automatic Conversion of Class D Unit to Class A Unit. Any Class D Unit that became a Class D Unit as a result of the conversion of a Class A Unit to such Class D Unit pursuant to the provisions of Section 4.1(a)(iii) above shall automatically and immediately convert back to a Class A Unit (on a one for one basis and without any action by the Company, the Board, the owner of such Class A Unit, the other owners of the Class A Units, the owners of the Class D Units, or any other Person) if and at such time as the provisions of 17 CFR §230.506(d) no longer operate to disqualify the Company from lawfully relying on, or being able to lawfully rely on, the exemption from the registration requirements of Section 5 of the Securities Act under 17 CFR §230.506 notwithstanding the application of any of the disqualifying events set forth in 17 CFR §230.506(d)(1) to the beneficial owner of such Class D Unit.

(iv) Economic Interest. The Economic Interest represented by each Class D Unit will be determined by (A) dividing such Class D Unit by all of the Issued Units excluding the Class B Unit, (B) expressing the quotient so obtained as a percentage rounded to the nearest hundredth, and (C) reducing such percentage by the proportionate share of the Class B Economic Interest allocable to such Class D Unit as determined by the Board.

As of the Effective Date, (i) the number of Authorized Units, Issued Units, authorized but unissued Units and Non-Issued Units, (ii) the identity of the owners of the Issued Units and prospective owners of any Non-Issued Units, (iii) the class of each Issued Unit, (iv) the Voting Percentage and the Economic Interest of each Member, (v) whether the Issued Unit was issued as a Profits Interest, and (vi) any Approved Transfers are stated on Member Units Exhibit B.

6. Section 10.3(a) – Company's Right of First Refusal. Section 10.3(a) of the Operating Agreement is hereby deleted in its entirety and replaced by the following:

(a) Company's Right of First Refusal. Each Member ("**Grantor**") hereby grants to the Company an option to acquire the Subject Units of Grantor in exchange for the Cash Purchase Price, in the event that Grantor seeks to Transfer the Subject Units and the approval of the Transfer is required and provided in accordance with this Section 10.3. The Company shall have thirty (30) calendar days after the Transfer is approved to exercise this option. If the option is not exercised within the thirty (30) day period, it will expire and become null and void. During the thirty (30) day period, Grantor shall not implement the Transfer. The Company shall not exercise this option unless the exercise is approved by the Board. To exercise this option, the Company shall provide written notice thereof (the "**Exercise Notice**") to the Grantor and all Members. If the option is exercised, Grantor shall Transfer the Subject Units to the Company, and the Company shall pay Grantor the Cash Purchase Price. The closing on the Transfer shall occur within ninety (90) calendar days after the Exercise Notice. For the purpose of this Subsection, the phrase "**Subject Units**" means the Units that are the subject of the proposed Transfer. With respect a Class B Unit, the foregoing option is in addition to the Company's separately negotiated redemption right respecting the Class B Unit.

7. References to Section 10.3(b). All references in the Operating Agreement to Section 10.3(b) are hereby deleted.

8. Section 10.3(c) – Tag Along Rights. The provisions of Section 10.3(c) will apply to the Class C Units and the Class D Units in the same manner as they apply to the Class A Units.

9. Section 14.4(c) – Protection of Classes. Section 14.4(c) of the Operating Agreement is hereby deleted in its entirety and replaced by the following:

(c) Protection of Classes. (1) Any amendment to (i) Subsection 4.1(a), or (ii) any provision of Section 4.1 that reserves in the holders of the Class A Units the right to vote separately as a class, or (iii) this Subsection 14.4(1)(c) requires the written approval of the Board and holders of Class A Units holding and having the right to vote more than 50% of the issued and outstanding Class A Units for the amendment to be valid. (2) Any amendment to (i) Subsection 4.1(b), or (ii) any provision of Section 4.1 that reserves in the holder of the Class B Unit the right to vote separately as a class, or (iii) the provisions of Subsection 4.2(a) that require the Board to obtain the written approval of the holder of the Class B Unit for the authorization of one or more additional Class B Units to be valid, or (iv) this Subsection 14.4(2)(c) requires the written approval of the holder of the Class B Unit for the amendment to be valid. (3) Any amendment to (i) Subsection 4.1(c), or (ii) any provision of Section 4.1 that reserves in the holders of the Class C Units the right to vote separately as a class, or (iii) this Subsection 14.4(3)(c) requires the written approval of the Board and holders of Class C Units holding and having the right to vote more than 50% of the issued and outstanding Class C Units for the amendment to be valid; provided that the Board has the right to amend this Agreement in such manner as the Board deems reasonable and appropriate to subordinate the distribution preferences of the holders of

the Class C Units to the rights of the holders of any security of the Company issued pursuant to a Subsequent Financing if required by the terms of such Subsequent Financing. (4) Any amendment to (i) Subsection 4.1(d)(iv) or this Subsection 14.4(4)(c) requires the written approval of the Board and holders of Class D Units holding more than 50% of the issued and outstanding Class D Units for the amendment to be valid.

12. Exhibit D - Member Capital. Member Capital Exhibit D shall be amended following the issuance of any Class C Units to reflect the Net Qualified Capital Contribution of each holder of a Class C Unit. The Exhibits shall also be appropriately amended to reflect any conversion of a class of Units to another class of Units and any issuance of Class D Units.

13. Entire Amendments. Except as expressly provided by this First Amendment, the Operating Agreement remains unchanged and in full force and effect.

14. Authority to Amend. This Second Amendment is approved by written consent in lieu of a meeting, as authorized in and permitted by Subsection 5.2(b) of the Operating Agreement, by Members holding Units constituting a Majority in Interest as required by Subsection 14.4(a) of the Operating Agreement.

15. Signatures. This Second Amendment may be executed in several counterparts, all of which together shall constitute one agreement binding on all parties hereto, notwithstanding that all the parties have not signed the same counterpart. A signature provided by email or facsimile transmission shall constitute a valid signature for the purpose of this Second Amendment.

Signature page to immediately follow

WHEREFORE, INTENDING TO BE LEGALLY BOUND, the undersigned Members of the Company have caused this First Amendment to be duly executed as an amendment to the Operating Agreement, which shall be effective as to the Company and all of the Members of the Company as of the Amendment Effective Date.

Holder of Voting Units Member Signatures	**Voting Percentage Interest**
Barry Shore as Trustee of the Shore Family Trust u/t/a 8-21-94	41.43%
Richard Horowitz, Co-Trustee of the Horowitz Family Trust u/t/a 2-19-86	21.65%
Beverly Horowitz, Co-Trustee of the Horowitz Family Trust u/t/a 2-19-86	
Michael Kest as Trustee of the Michael and Suzanne Family Trust u/t/a March 8, 1990	11.19%
Susanne Kest as Trustee of the Michael and Susanne Family Trust u/t/a March 8, 1990	